Exhibit 99.113

Management Discussion & Analysis

Liminal BioSciences Inc. (formerly Prometic Life Sciences Inc.)

For the quarter and the year ended

December 31, 2018

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MANAGEMENT’S DISCUSSION & ANALYSIS

Following the April 23, 2019 debt restructuring and the resulting change in control of the Liminal BioSciences Inc. (formerly Prometic Life Sciences Inc.’s) (“Liminal”, “Prometic” or the “Company”), the previous auditor (EY) is not able to provide a Public Company Accounting Oversight Board (“PCAOB”) opinion due to non-independence with the new parent of the Company. Such an opinion being mandatory in order to complete a filing and obtain a listing on the NASDAQ Stock Exchange (“NASDAQ”), the Company hired its new auditor (PricewaterhouseCoopers) to re-audit the annual consolidated financial statement in order to provide a PCAOB audit opinion. The audited annual consolidated statements for the year ended December 31, 2018 and the MD&A for the quarter and the year ended December 31, 2018 were re-issued with the following changes versus the version filed on April 1, 2019:

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Subsequent events from April 1, 2019 to November 7, 2019 were included, incorporating a retrospective adjustment for the weighted average number of shares and the earnings per share computation following the share consolidation of the Company on July 5, 2019;

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IFRS 16 leases disclosure for standards not yet adopted was amended to include the impact of the transition which was completed in the unaudited consolidated financial statement for the quarter ended March 31, 2019;

•	Liquidity and contractual obligations were updated to better reflect the current situation of the Company; and

•	Outstanding share data was updated to reflect the current balance as of the approval date of the re-issued annual consolidated financial statements.

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader to better understand Prometic’s operations, financial performance and results of operations, as well as the present and future business environment. This MD&A has been prepared as of November 7, 2019 and should be read in conjunction with Prometic’s re-issued audited annual consolidated financial statements for the year ended December 31, 2018. Additional information for the transactions discussed in the subsequent events section can also be found in the unaudited consolidated financial statement for the quarter ended March 31, 2019 and in the unaudited consolidated financial statement for the quarter and the six months ended June 30, 2019. Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com. All amounts in tables are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of the results of operations and the financial condition may contain forward-looking statements about Prometic’s objectives, strategies, financial condition, future performance, results of operations and businesses as of the date of this MD&A.

These statements are “forward-looking” because they represent Prometic’s expectations, intentions, plans and beliefs about the markets the Company operates in and on various estimates and assumptions based on information available to its management at the time these statements are made. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue”, “plan” or “pursue”, or the negative of these terms, other variations thereof or comparable terminology, are intended to identify forward-looking statements although not all forward-looking information contains these terms and phrases. Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

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Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, regulatory approvals, the availability of funds and resources to pursue Research and Development (“R&D”) projects, the successful and timely completion of clinical studies, our ability to take advantage of business opportunities in the pharmaceutical industry, the successful and timely completion of strategic refinancing or restructuring transactions; reliance on key personnel, collaborative partners and third parties, our patents and proprietary technology, our ability to access capital, the use of certain hazardous materials, the availability and sources of raw materials, currency fluctuations, the value of our intangible assets, negative operating cash flows, legal proceedings, uncertainties related to the regulatory process, general changes in economic conditions and other risks related to Prometic’s industry. More detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found in the Annual Information Form under the heading “Risks and Uncertainties Related to Prometic’s Business”.

Although Prometic has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Therefore, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements.

As a result, Prometic cannot guarantee that any forward-looking statement will materialize. Prometic assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

Prometic (TSX symbol: LMNL) (OTCQX symbol: PFSCF) is a clinical-stage biotechnology company focused on the discovery and development of innovative medicines against novel biologic targets for diseases in patients with serious unmet needs. The Company’s primary research focus has been based on our understanding of several orphan G protein-coupled receptors (GPR’s) known as free fatty acid receptors (FFAR’s). FFAR’s are being evaluated as novel therapeutic targets for a variety of inflammatory, fibrotic and metabolic diseases in an emerging field known as immuno-metabolism. The Company is specifically focused on liver, respiratory and renal therapeutic areas, primarily in rare or orphan diseases.

Our lead small molecule, PBI-4050, is preparing to enter pivotal Phase 3 clinical studies for the treatment of Alström syndrome, an ultrarare genetic condition of systemic fibrosis. The Company has also explored PBI-4050 in a number of other inflammatory, fibrotic and metabolic conditions in non-clinical and clinical studies. Our second drug candidate, PBI-4547, commenced a Phase 1 clinical study to establish safety and tolerability in humans during the third quarter of 2019. This study has now been suspended while the pharmacokinetic (“PK”) data for the first three cohorts is obtained and reviewed. No safety issues or severe adverse effects (“SAE’s”) observed.

The Company also operates two other businesses. Our plasma-derived therapeutic business leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Company’s primary goal with respect to this business is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen) (“Ryplazim™”). Prometic is currently preparing to submit an amendment to its Biologic License Application (“BLA”) with the United States (“U.S.”) Food and Drug Administration (“FDA”) seeking approval to market Ryplazim™ to treat congenital plasminogen deficiency (”PLGD”).

Prometic also operates a bioseparations business in the United Kingdom (“U.K.”) and the Isle of Man (“IoM”) which provides access to its proprietary bioseparation technologies and products to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Company derives revenue from this activity through sales of chromatography media and packed columns which contributes to offset the costs of its own R&D investments.

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Prometic has active business operations and employees working in Canada, the U.S., the IoM and the U.K.

BUSINESS UPDATE

Financing

The Company has faced increasingly challenging financial and business conditions, including an inability to raise sufficient equity, equity-linked or debt financing to fully fund execution of its business plans and delays in the commercialization of its lead drug candidate RyplazimTM, all while undertaking significant research and development expenditures in the pursuit of its drug discovery platforms. During this period, the Company explored numerous alternatives to increase shareholder value, ensure the funding of the Company’s drug discovery platforms, service and repay its outstanding credit facilities and decrease its debt to equity leverage levels, which levels have been a major hurdle for the Company to secure required financing.

The Company originally filed a Biologics License Application (“BLA”) with the U.S. Food and Drug Administration (“FDA”) for its plasminogen replacement therapy, RyplazimTM, which was accepted by the FDA in October 2017. In April 2018, the FDA, via a Complete Response Letter sent to the Company, identified the need for the Company to make a number of changes in the Chemistry, Manufacturing and Controls (“CMC”) section of its BLA before the FDA could consider granting approval of RyplazimTM. The FDA’s action caused a delay in bringing RyplazimTM to market. Following this setback, the Company worked diligently with its external consultants to develop an action plan to address the changes to the CMC section requested by the FDA, with a view to ensure that such changes would be judged satisfactory. This action plan was submitted to the FDA in August 2018. In September 2018, the Company had a Type C meeting with the FDA during which the FDA agreed with the Company’s proposed action plan for the implementation of additional analytical assays and in-process controls related to the RyplazimTM manufacturing process as confirmed in the FDA’s minutes which were received by the Company in 2018. Having received positive feedback from the FDA, the Company has finalized the process performance qualification (“PPQ”) protocol and commenced the manufacturing of additional RyplazimTM conformance lots. Despite the delays explained above, the Company remains committed and focused on obtaining the FDA’s approval and bringing RyplazimTM to market, along with its other leading drug candidates.

During the past two years, the Company has pursued a series of initiatives to extend its cash runway to better position the Company to achieve its objectives. These include the implementation of cost-control measures, such as a significant reduction in the Company’s cash use in 2019, attributable to significant growth in its bioseparation revenues and a reduction of research and development expenditures by approximately $30 million, as compared to 2018 levels. In November 2018, the Company also secured an extension of the maturity dates of all of the Company’s outstanding debt with Structured Alpha LP (“SALP”) to September 2024 (the “Term Extension”), a step intended to facilitate equity and equity-linked capital raising initiatives. In addition, on November 28, 2018, the Company entered into an At-the-Market (“ATM”) equity distribution agreement with Canaccord Genuity Corp acting as agent (the “Standby Equity Agreement”), enabling the Company, subject to the conditions set forth in the Standby Equity Agreement and other restrictions, to issue tranches of Common Shares from treasury, at prevailing prices and in appropriate market conditions with an aggregate gross sales amount of up to approximately $31 million for a sixteen-month period.

Over the course of 2018, the Company also pursued sources of non-dilutive funding initiatives, including potential commercial and partnering transactions to strengthen its financial position. During this period Prometic also pursued equity and equity-related financing initiatives with multiple financial institutions, including U.S. and Canadian investment banking firms, institutional investors, public sector pension plans and financial institutions. The Company has been unsuccessful in obtaining any capital from these initiatives. Despite such efforts, other than the limited use of the ATM the Company’s sole source of financing for nearly two years has been from its main secured creditor, SALP, through several debt financings.

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On December 19, 2018, the Company’s previous Chief Executive Officer, Pierre Laurin stepped down, and Professor Simon Best was named interim Chief Executive Officer with a specific mandate to restructure Prometic’s operations and stabilize its capital structure and liquidity, including the identification of options available to the Prometic in light of its financial difficulties and the evaluation of various financing alternatives for the Company.

In 2019, the combination of volatile capital markets, difficult operating conditions, delays in obtaining FDA approval for the RyplazimTM BLA, the size of SALP’s existing debt position and the strength of SALP’s associated security rights made it impossible for the Company to raise equity, equity-linked or additional debt financing. The solicitation of numerous financial institutions and discussions with certain of the Company’s existing stakeholders with respect to a broad range of potential transactions did not result in the proposal or closing of any viable financing proposal. During this period, the Company has continued to implement a number of restructuring measures identified in 2018 with the objective of improving future earnings, reducing ongoing operating costs and enhancing the Company’s ability to raise financing.

In February 2019, the Company engaged Lazard Frères & Co LLC (“Lazard”), a global financial advisory and asset management firm, to review and execute two key strategic transactions for Prometic, one of which was to secure a licensing partnership for one of the Prometic’s late-stage assets and the other consisting of the trade-sale of some of the Prometic’s non-core assets, including its bioseparation operations. The Company announced on November 4, 2019 the signing of a binding share purchase agreement whereby it would sell its bioseparation operations. Please refer to “Events subsequent to year-end” section of this MD&A for more details regarding this transaction.

After having exhausted all available alternatives, in February 2019 Prometic and SALP initiated discussions to restructure Prometic’s indebtedness to SALP in conjunction with a new equity financing which would reduce Prometic’s debt obligations.

On February 15, 2019, the Board formed a Special Committee (the “Special Committee”) composed of independent directors, free from interest in the Debt Conversion, the Warrant Repricing or the Private Placement and unrelated to the parties involved in these transactions, to oversee Prometic’s review of strategic alternatives in the best interest of the company, which includes the Refinancing Transactions and any other potential joint venture, strategic alliance, other merger and acquisition, or capital markets transaction.

The Board, management of Prometic and the Special Committee, with the assistance of their legal and financial advisors, considered a number of alternatives including non-core asset sales, cost reductions, revenue enhancements, refinancing or repayment of debt and the issuance of new debt or equity and other strategic alternatives, including a potential sale of Prometic. In addition, Prometic retained Stifel and Raymond James to act as co-financial advisors and co-financing agents to Prometic in connection with the Private Placement.

The Special Committee reviewed the terms of the Refinancing Transactions and determined that they were in the best interest of Prometic, including the decision to rely on the financial hardship exemption. This decision was made after considering and reviewing all of the circumstances currently surrounding Prometic and the Refinancing Transactions, including: (i) Prometic’s current financial situation and urgent capital requirements; (ii) the fact that the Refinancing Transactions was the only financing option available to Prometic at the present time; and (iii) all other relevant factors available to the Special Committee. The Special Committee unanimously determined that: Prometic was in serious financial difficulty; the Refinancing Transactions were designed to improve the financial condition of Prometic; and the terms of the Refinancing Transactions were reasonable in the circumstances of Prometic In making these determinations, no member of the Special Committee expressed any materially contrary view or abstained from voting in respect of the Refinancing Transactions.

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Given the fact that the Company had limited financial resources and had been presented with a limited opportunity to complete the Debt Conversion, the Warrant Repricing and the Private Placement, the Company believed that it did not have either adequate financial resources or time available to seek security holder approval prior to the completion of these transactions, and that the Refinancing Transactions would not have been available (or available on commercially acceptable terms) after the period of time necessary to convene and hold a meeting of security holders.

As part of this comprehensive process, the following have been designated as the highest near-term priorities for 2019:

•	The earliest possible submission of responses to address the FDA questions about the RyplazimTM BLA

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The earliest possible submission of responses to address the FDA questions about Alström Syndrome to enable the filing and approval of an Investigational New Drug application (“IND”) to enable the commencement of pivotal phase 3 clinical studies of PBI-4050 in Alström Syndrome

•	The signing of out-licensing and partnering agreements for late stage assets and/or the monetization of non-core assets

•	Raising of additional capital; and

•	Completing the process to list Prometic shares on NASDAQ.

On July 2, 2019, in anticipation of potentially filing an application for trading the Company’s common shares on NASDAQ, Prometic announced the consolidation of the Company’s issued and outstanding common shares on the basis of one (1) post-consolidation Common Share for every one thousand (1,000) pre-consolidation Common Shares (the “Consolidation”). This consolidation was approved at the special meeting of the common shareholders of the Company held on June 19, 2019 and commenced trading on the TSX on a post-consolidation basis at the open of trading on July 5, 2019.

Please refer to “Liquidity and Contractual Obligations” section below for additional information.

Board and Senior management Changes

The Board of Directors of the Company named Prof. Simon Best as Interim Chief Executive Officer, effective December 19, 2018. Prof. Best has been the Chairman of the Prometic Board of Directors since May 2014 and has over 30 years of global life sciences expertise with a focus on business development, strategic planning and product commercialization.

Dr. Best succeeded Mr. Pierre Laurin who stepped down from his management and board responsibilities.

On March 31, 2019, Ms. Kory Sorenson resigned from Prometic’s Board of Directors.

On April 23, 2019, Prometic announced the appointment of Stefan Clulow, Managing Director and Chief Investment Officer of Thomvest Asset Management, as Chair of Prometic’s Board of Directors and Kenneth Galbraith as Chief Executive Officer. Concurrent with these leadership changes, Professor Simon Best was appointed Prometic’s Lead Independent Director, and Dr. Benny Soffer, of Consonance, designated as a Prometic board observer.

On May 8, 2019, Prometic announced the appointment of Dr. Gary Bridger, Mr. Timothy Wach and Mr. Neil Klompas to the Board of Directors. These new Board members as well as Professor Simon Best, Stefan Clulow, Kenneth Galbraith and Zachary Newton were included as nominees for election to the Board of Directors by shareholders at the Annual General and Special Meeting of the shareholders, which took place in Montreal, Québec, Canada on June 19, 2019.

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Effective September 1, 2019, Ms. Murielle Lortie, formally Vice President—Finance, was promoted to Chief Financial Officer of the Company and Ms. Marie Iskra, formally Associate General Counsel, was promoted to General Counsel for the Company. Mr. Patrick Sartore and Mr. Bruce Pritchard continue to focus on their roles as Chief Operating Officer, North America and Chief Operating Officer, International, respectively.

Business Segments

Prometic’s current operations are primarily focused on the development of small molecule therapeutics against a group of related GPR’s to treat inflammation, fibrosis and metabolic diseases. The Company also operates two integrated businesses in plasma-derived therapeutics and bioseparations. The following provides more detail on each of these segments.

Small molecule therapeutics segment

The Small molecule therapeutics segment is developing drugs against a group of free fatty acid receptors (FFAR1 to 4) and the related GPR84 in an emerging field known as immune-metabolism. The Company’s research is focused on inflammatory, fibrotic and metabolic conditions in patients with liver, respiratory or renal disease, with an emphasis on rare or orphan diseases.

Fibrosis and Mechanism of Action

Following an injury, the body has the ability to repair damaged tissues. However, if an injury is chronic or recurrent in nature, healthy tissue regeneration may not be possible and will be replaced by aberrant fibrotic processes or fibrosis. Fibrosis is characterized by the excessive accumulation of extracellular matrix (“ECM”) in damaged or inflamed tissues and is a common pathological outcome of many inflammatory and metabolic diseases. Numerous clinical conditions can lead to organ fibrosis and loss of organ function; in many cases persistent inflammation leads to the aberrant fibrotic response. The production of various profibrotic cytokines and growth factors by inflammatory cells such as macrophages results in the recruitment and activation of ECM-producing myofibroblasts. There is currently a major unmet need for therapies that can effectively target the pathophysiological pathways involved in fibrosis. Notable examples of medical conditions where fibrosis is central to loss of organ function include Alström Syndrome (“ALMS”), Nonalcoholic steatohepatitis (“NASH”), Idiopathic Pulmonary Fibrosis (“IPF”) and Chronic kidney disease (“CKD”).

Prometic has demonstrated, via pre-clinical R&D actvites, that the “up-regulation” of receptor GPR40 concomitant with the “down-regulation” of receptor GPR84 promotes the normal healing process as opposed to promoting the fibrotic process. Prometic’s drug candidates have a dual mode-of-action as agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. A number of manuscripts have been submitted for publication now that the Company has filed a sufficiently broad range of patents to fully protect its portfolio of drug candidates that modulate these two receptors. The first manuscript entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” was published on February 16, 2018 in the American Journal of Pathology. Other peer-reviewed articles recently published include manuscripts entitled “Fatty acid receptor modulator PBI-4050 inhibits kidney fibrosis and improves glycemic control” published in the Journal of Clinical Investigation on May 17, 2018 and “PBI-4050 reduces stellate cell activation and liver fibrosis through modulation of intracellular ATP levels and LKB1-AMPK-Mtor pathway” published on August 9, 2018 in the Journal of Pharmacology and Experimental Therapeutics.

The clinical activity of our small molecules, including PBI-4050 have been observed in over 30 different preclinical models performed by the Company and by other institutions using PBI-4050 in their own animal models, including Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute. PBI-4050 has also successfully completed three separate open-label, non-

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placebo-controlled phase 2 clinical studies supporting the translation of such results into biologic activity in humans. While the small molecule therapeutics segment has several promising drug candidates, management has thus far focused its efforts on the lead candidate PBI-4050, which has been tested in approximately 250 healthy volunteers and human subjects.

PBI-4050, Prometic’s Lead Small Molecule Compound and Regulatory Designations

PBI-4050 has been granted Orphan Drug Designation by the FDA and the European Medicines Agency (“EMA”) for the treatment of ALMS as well as for the treatment of IPF. PBI-4050 has also been granted a Promising Innovative Medicine (“PIM”) designation in the U.K. by the Medicines and Healthcare products Regulatory Agency (“MHRA”) for the treatment of IPF and ALMS. Finally, PBI-4050 has also been granted rare pediatric disease designation by the FDA for the treatment of ALMS, which makes it potentially eligible to receive a priority review voucher upon regulatory approval by the FDA.

PBI 4050 - Alström Syndrome

The Company’s current focus is on the development of its lead drug, PBI-4050, for the treatment of ALMS. According to the National Organization for Rare Disorders (“NORD”), this severe fibrosis condition affects approximately 1,200 patients globally and therefore the clinical program under discussion with the regulatory agencies will be pursued by Prometic independently.

ALMS is a rare inherited autosomal recessive syndrome characterized by the onset of obesity in childhood or adolescence, type 2 diabetes with severe insulin resistance, dyslipidemia, hypertension and severe multi-organ fibrosis, involving the heart, liver, and kidney. The most common cause of death is heart failure with dilated cardiomyopathy due to progressive cardiac fibrosis, while fibrosis leading to liver failure is also responsible for a large number of deaths. ALMS is also characterized by a progressive loss of vision and hearing and by short stature. Prometic is currently investigating the effects of PBI-4050 in ALMS patients in an open label, phase 2, clinical study in the U.K.

ALMS includes many of the features of metabolic syndrome, including obesity, Type 2 diabetes with insulin resistance, liver steatosis (“fatty liver”), and liver fibrosis. Non-alcoholic fatty liver disease (“NAFLD”) is the manifestation of metabolic syndrome in the liver. Due to a worldwide obesity epidemic, NAFLD now affects 20–30% of the global population. Only a small minority of patients with NAFLD will develop more aggressive liver diseases with inflammation and fibrosis, such as NASH, however since the number of patients with NAFLD is so large, NASH has become the most common cause of severe liver disease worldwide. In ALMS, the progression of liver steatosis to fibrosis is much more aggressive than in “typical” metabolic syndrome patients.

The on-going ALMS study is an open-label, single-arm, phase 2 clinical trial at Queen Elizabeth Hospital, Birmingham, which is the specialty center for ALMS for the U.K. The patients are treated with PBI-4050 (800 mg) once daily and undergo intensive investigation to document the effects of PBI-4050 on the progressive organ fibrosis, including magnetic resonance imaging of the liver and of the heart. Each patient is evaluated against their individual results at study entry, as well as against their historical trend when available. The study initially enrolled 12 patients, eight of whom are continuing in the study. With continuing review of the study results, the Data Safety Monitoring Board (“DSMB”) and the MHRA have agreed to multiple extensions of the study. All eight subjects have now completed more than 2 years of treatment with PBI-4050. In addition to preliminary evidence of efficacy observed on liver fibrosis, the analysis of interim cardiac MRI data also indicates a reduction of cardiac fibrosis. PBI-4050’s safety and tolerability profile has been confirmed over this extended period without any serious drug related adverse events recorded.

The Company has met with the FDA and EMA to present the results of the study and to discuss the regulatory pathway and is now actively working with specialist ALMS centers and with ALMS patient advocacy groups in the U.S. and Europe with a plan to commence its PBI-4050 treatment of ALMS pivotal phase 3 study in 2020, following additional consultations with the FDA and EMA.

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PBI-4050 – Other Indications

Liver steatosis (fatty liver) is very common in ALMS subjects from childhood onwards and has a high rate of progression to liver fibrosis much higher than the rate seen in the general population with typical metabolic syndrome and NAFLD progressing to fibrosis NASH. The Company has reviewed the results obtained in the ongoing open-label phase 2 studies of PBI-4050 in ALMS and believes that these results strongly support a potential benefit of PBI-4050 in “typical” NASH patients.

In 2018, Prometic completed a Phase 2 clinical study of PBI-4050 in patients with IPF as monotherapy and in combination with approved therapies.

In addition, the Company continues to explore other potential indications for PBI-4050 in future clinical studies.

Advancing analogue PBI-4547 into Clinical Development

On September 9, 2019 the Company announced the first subject dosed in a Phase I clinical study of PBI-4547. The current clinical study is designed to assess the safety, tolerability and pharmacokinetics of single ascending doses of PBI-4547 in healthy subjects. A total of 40 adult participants will sequentially receive 1 of 5 doses of PBI-4547 or matching placebo, with each cohort of 8 participants randomized in a 3:1 ratio to receive PBI-4547 or matching placebo. The study has been suspended while the results obtained with the first 3 cohorts are reviewed. No SAEs reported. A change in formulation to provide a more efficient systemic delivery of PBI-4547 and so allow a reduction in dose is under consideration.

PBI-4547 is part of a novel class compounds discovered by Liminal with primary activity against a group of GPCR’s known as free fatty acid receptors (“FFAR’s”). The target family has a dual mode of action on inflammation and fibrosis. We have observed activity in various inflammatory preclinical models with compounds targeting the class. The Company is currently evaluating multiple compounds in this class aimed at activity across several fibrotic and inflammatory conditions in respiratory, liver and kidney disease, with a primary focus on orphan conditions.

PBI-4547 is a novel, orally active small molecule that is a GPR84 antagonist, GPR40 (FFAR1)/GPR120 (FFAR4) agonist, and a partial activator of peroxisome proliferator-activated receptors (PPAR). PBI-4547 treatment significantly improved metabolic regulation of glucose and lipids, and reduced hepatic steatosis, ballooning and overall NAFLD (non-alcoholic fatty liver disease) score in high fat diet (HFD)-fed mice. Fatty acid oxidation and expression of mitochondrial uncoupling proteins were increased by PBI-4547 in the liver. Metabolomic profiling demonstrated that the metabolic dysregulation induced by HFD was abolished by PBI-4547. Preclinical studies suggest that PBI-4547 offers the potential as a novel therapy for NAFLD/NASH, metabolic syndrome and other liver diseases.

Plasma-derived therapeutics segment

The plasma-derived therapeutics segment includes our proprietary plasma-derived therapeutics platform, Plasma Protein Purification System, which enables the development of our pipeline of biopharmaceutical candidates. This is achieved by leveraging our proprietary affinity ligand technology, which enables a highly-efficient extraction and purification process of therapeutic proteins from human plasma.

Ryplazim™ is the first biopharmaceutical expected to be launched commercially pending the review and approval of its BLA by the FDA. Ryplazim™ has been granted Orphan Drug designation by both the FDA and the EMA for the treatment of congenital plasminogen deficiency (”PLGD”) and has also been granted Fast Track status by the FDA. At this time, the Company is seeking to secure a commercial partnership for Ryplazim™.

Ryplazim™ has been granted a rare pediatric disease designation by the FDA for the treatment of PLGD which also makes it eligible to potentially receive a priority review voucher upon regulatory approval.

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Lead Drug Product Candidate – Ryplazim ™

Ryplazim™ for the treatment of PLGD is the first biopharmaceutical expected to be launched commercially pending the review and approval of the amendments to its BLA required by the FDA following receipt of a Complete Response Letter, in April 2018, to the original BLA. The Company expects to file the BLA amendment in H1 2020.

Plasminogen is a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen is therefore vital in wound healing, and has other important functions in cell migration, tissue remodeling, angiogenesis, and embryogenesis.

The most common and visible lesion associated with plasminogen deficiency is ligneous conjunctivitis, which is characterized by thick, woody (ligneous) growths on the conjunctiva of the eye, and if left untreated, can lead to corneal damage and blindness. Ligneous growths tend to recur after surgical excision, thereby requiring multiple surgeries. While ligneous conjunctivitis is the most common lesion, PLGD is a multi-system disease that can also affect the ears, sinuses, tracheobronchial tree, genitourinary tract, and gingiva. Tracheobronchial lesions can result in respiratory failure. Hydrocephalus has also been reported in children with severe hypoplasminogenemia, apparently related to the deposition of fibrin in the cerebral ventricular system.

Patients with PLGD have a life-long inability to produce sufficient plasminogen. However, patients who have normal plasminogen levels may develop an acute, acquired deficiency when they suffer certain acute illnesses. Our first priority is to provide a treatment for PLGD and once commercially approved, to explore other indications for the same IV formulation of RyplazimTM such as acquired plasminogen deficiency in critical care settings such as thrombolytic disorders, acute exacerbations in IPF and ex-vivo applications such as the conditioning of donor organs prior to transplantation.

In a pivotal phase 2/3 clinical trial for the treatment of PLGD, RyplazimTM met its primary and secondary endpoints following the intravenous administration of Ryplazim™ to 10 patients for 12 weeks. In addition to being well tolerated and without any drug related serious adverse events, the phase 2/3 clinical trial achieved a 100% success rate for its primary end point, namely, a targeted increase in the plasma level of plasminogen immediately prior to the next infusion (“trough level”). Moreover, all patients who had active visible lesions when enrolled in the trial had complete healing of all lesions within weeks of treatment, a 100% patient response rate for this secondary end point.

Data observed from the repeated IV doses of 6.6mg/kg of RyplazimTM indicate clinical activity, with no recurrences or new lesions due to PLGD observed while on replacement therapy for 48 weeks.

On March 28, 2018, Prometic provided an update on the status of the FDA review of its BLA for Ryplazim™. The current BLA filing includes the clinical data on 10 patients with 12 weeks of data for an accelerated regulatory pathway. The original guidance from the FDA was for Prometic to submit such long-term clinical data in a supplemental BLA in order to secure full licensure in 2019. Full licensure would provide for the long-term efficacy and safety data to be included in the prescribing information of Ryplazim™ which would further support Prometic’s claims of the strong health economics benefit associated with the use of Ryplazim™. The Company continues to supply Ryplazim™ to those patients enrolled in the original clinical trials.

The FDA’s review of the BLA raised no issues regarding the clinical data required for the accelerated approval. The FDA did, however, identify the need for Prometic to make a number of changes in the CMC section. These require the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of Ryplazim™. Once completed and validated, Prometic is required to manufacture additional Ryplazim™ conformance batches to confirm the effectiveness of these process changes.

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The FDA requested that such CMC data be submitted as an amendment to the current BLA and has invited Prometic to also submit the long-term (48-week) clinical data at the same time. This will allow the FDA to consider granting full-licensure under the current BLA.

The FDA has indicated that the submission of the amended BLA for RyplazimTM will not impact the previously granted designations, including the Priority Review Status, the Orphan Drug Designation and the Rare Pediatric Disease Designation for Ryplazim™ for the treatment of PLGD.

The Company announced in October 2018 the successful completion of a Type C meeting during which the FDA agreed with its proposed action plan for the implementation of additional analytical assays and in-process controls related to RyplazimTM manufacturing process. As a result of the feedback received during that Type C meeting, the Company has finalized the Process Performance qualification (“PPQ”) protocol in anticipation of commencing the manufacturing of RyplazimTM conformance lots. The Company continues to interact with the FDA regarding the filing of its BLA amendment and also engaged external consultants to assist with this process.

In early 2019 the Company established the following critical path towards regulatory approval for RyplazimTM in the U.S. is as follows:

1.	Development and validation of new analytical assays and in-process controls (complete)

2.	Finalization of PPQ protocol (complete)

3.	Manufacturing of additional conformance lots (complete)

4.	Fill & Finish at external Contract Manufacturing Organization (“CMO”) (complete)

5.	Data analysis & preparation of required documents for FDA (in process)

6.	Regulatory filing of BLA amendment documents – now likely to take place in H1 2020

7.	Anticipated new PDUFA date after the acceptance of the amended BLA

The Company decided to sell the excess plasma it had built up in anticipation of increased production activity that would have followed the approval of the BLA, therefore releasing an important amount of the cash tied up in its raw materials inventory. The Company completed plasma sales in 2018 and 2019.

Other Plasma-Derived Therapeutics

Prometic has developed processes to recover and purify several other proteins from plasma including Intravenous Immunoglobulin (“IVIG”), Inter-alpha-Inhibitor-Proteins, fibrinogen, alpha1 antitrypsin, and C1 esterase Inhibitor.

Prometic has now completed the required clinical package for IVIG required for a future BLA submission to the FDA. New clinical data from Prometic’s pivotal IVIG phase 3 clinical trial was presented in April 2018 at the Clinical Immunology Society annual meeting in Toronto. This demonstrated comparable safety and efficacy data to existing commercial IVIG products without any significant drug related safety issues. Both clinical primary and secondary endpoints in adult patients suffering from primary immunodeficiencies were met and achieved. Completion of a robust CMC package for IVIG prior to filing a BLA still requires substantial work, time and investment.

In the meantime, the Company’s research has determined that plasminogen – either in IV formulation and/or as an SC injectable has the potential to address a much larger market opportunity than originally expected. This has motivated strong partnering interest for Ryplazim™ and it is therefore clear that, beyond securing a regulatory approval by the FDA, the Company needs to prioritize manufacturing capacity planning to meet the volume demands of any potential partner. IVIG and selected further proteins remain in our pipeline. However, the advanced stage of development and economics of RyplazimTM support a compelling case to focus all the available resources of the plasma-derived therapeutics segment on this therapeutic family to optimize its launch and growth. This, combined with the significant work determined to be required on the CMC section of an IVIG BLA, has caused the Company to suspend, during Q4 2018,

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all future activity on IVIG. This will result in a material delay to the commercialization of IVIG. Following this assessment, the Company performed an impairment test on the IVIG cash-generating unit which includes assets of several of the group companies such as NantPro Biosciences LLC (“NantPro”), Prometic Bioproduction Inc. (our Laval plant), and Prometic Biotherapeutics Inc. (our Rockville, Maryland research center). The Company usually uses discounted cash flow models to perform such tests; certain assets require an annual test in accordance with International Financial Reporting standards (“IFRS”). When performing this test as of December 31, 2018, Prometic could not include any of the cash inflows in this calculation, as this isn’t permitted under IFRS due to the uncertainty of new cash inflows starting beyond five years. The impairment test therefore resulted in a fair value of $Nil and the Company recorded a material impairment in Q4 2018 on several assets including the NantPro license, IVIG manufacturing equipment and other assets for a total of $149.0 million.

Impairment losses may be reversed in the future if there are significant changes that affect the cash-generating unit in the future.

Bioseparations segment

Prometic’s Bioseparations segment is known for its expertise in bioseparation, specifically for large-scale purification of biologics and the elimination of pathogens. These technologies are being used by several industry leaders. Prometic has also leveraged its own industry leading affinity technology to develop a highly efficient extraction and purification process of therapeutic proteins from human plasma in order to develop best-in-class therapeutics. The Bioseparations segment supplies the affinity resins to the Plasma-derived therapeutics segment and also to our licensees and other third-party customers. The Company 2018 sales exceeded $21 million, which represents a 35% increase over 2017 revenues, and the Company anticipates further moderate revenue growth for 2019.

This growth is due to a number of factors, including the expansion of manufacturing activities by existing clients who utilize Prometic’s products in their production processes, the adoption of products by new clients, the introduction of new products, and the continuing expansion of the market for bioseparation products. The ongoing manufacturing expansion of the Isle of Man facility will enable the company to manufacture over 35,000 liters of chromatography adsorbents annually, with a potential sales value exceeding $133 million per annum. This additional manufacturing capacity will be used to meet the growing demand for the segment’s products, and to provide the resins required for Prometic’s own plasma protein manufacturing operations.

EVENTS SUBSEQUENT TO YEAR-END 2018

In January 2019, the Company issued 12,568,600 Restricted Share Units (“RSU”) to key staff at a grant price of $0.30 which will vest over a one-year period. The purpose of this grant was to help retain key employees pending the successful strengthening of the Company’s balance sheet.

In February and March 2019, the Company secured two additional tranches for a total of US$15.0 million from SALP, under the existing US dollar non-revolving credit facility agreement (“Credit Facility”), subject to compliance with applicable covenants and servicing obligations. In exchange, the Company agreed to reduce the exercise price of Warrants #9 exercisable for Series A Preferred Shares of the Company from $1 per warrant to $0.156 per warrant and to immediately issue those warrants which otherwise would have been issued in March 2019. Consequently, 19,401,832 warrants with a term of eight years were issued on February 22, 2019. The Company drew US$10.0 million ($13.2 million) and US$5.0 million ($6.7 million) on February 22 and March 22, 2019, respectively.

During Q1 2019, the Company issued 12,870,600 common shares under the ATM for total cash proceeds of $4.1 million.

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As part of the settlement agreement concluded in April 2019 with the former CEO of the Company, common shares held in escrow as security for a share purchase loan of $400 to the former CEO were released and the loan extinguished in exchange for the receipt of a payment of $137, representing the fair value of the shares at the time of the settlement.

On April 23, 2019, the Company entered into a debt restructuring agreement with the long-term debt holder whereby the entirety of the principal on the Credit Facility plus a portion of the interest due, the entirety of the First and Second OID loans and the majority of the Third OID loan would be repaid by Prometic by the issuance of 15,050,312,371 common shares, at a conversion price, rounded to the nearest five decimals, of $0.01521 per common share. Consequently, the US$95.0 million of principal plus interest due on the Credit Facility was reduced to $0.7 million and the aggregate face value of the three OID loans was reduced by $99.6 million to $10.0 million with the remaining balance of the Third OID loan modified into an interest-bearing loan at a stated interest 10% payable quarterly. This resulted in the reduction of the long-term debt recorded on the consolidated statement of financial position by $141.5 million.

Pursuant to the debt restructuring, the Company cancelled the warrants previously held by SALP and replaced them with new warrants having an exercise price rounded to the nearest five decimals of $0.01521 per common share, expiring on April 23, 2027.

Concurrently with the debt restructuring, the Company closed two private placements for 4,931,162,535 common shares at a subscription price rounded to the nearest five decimals of $0.01521 for gross proceeds of $75.0 million, less transaction costs of $4.8 million, for total net proceeds of $70.2 million.

On May 7, 2019 the 12,910,959 performance based RSU pertaining to the “2017-2019” cycle and the “2018-2020” cycle were modified by removing the performance conditions and converting them into time-vesting RSU. The quantity modified into time-vesting unit was equivalent to the 100% achievement range whereby in the past, the outcome of the performance conditions could go from zero to 150%. This change resulted in the cancellation of 4,303,653 units.

In May 2019, the Company announced an equity rights offering (“Rights Offering”) to the holders of its common shares at the close of business on May 21, 2019 to subscribe for up to 20 common shares for a subscription price rounded to the nearest five decimals of $0.01521 per common share. The Rights Offering was subject to a proration to ensure that no more than $75.0 million was raised. In June 2019, the Company issued 2,592,627,793 common shares for gross proceeds of $39.4 million as part of the Rights Offerings less transactions costs of $0.3 million recorded in deficit, for total net proceeds of $39.2 million.

On June 4, 2019, 1,794,228,820 stock options were granted to key management at a strike price of $0.036 of which 248,826,820 stock options vested immediately and the remaining vest over a period up to six years. On June 19, 2019, 251,714,000 stock options were issued at a strike price of $0.027 of which 60,717,000 stock options vested immediately and the remaining vest over a period up to four years. The weighted average grant date fair value of the stock options issued was $0.02.

On June 19, 2019, the Company cancelled the options that were issued prior to June 2019, as the exercise price of these options were so above the market price at the time, that it was highly unlikely that they would ever be exercised. In compensation for their agreement to the cancellation, key management and employees, received the new options granted to them in June 2019 discussed above. Consequently, 9,215,878 stock options with a weighted average exercise price of $1.73 were cancelled

On July 5, 2019, the Company performed a thousand-to-one share consolidation of the Company’s issued equity instruments including common shares, warrants, options and RSUs. The weighted average number of shares outstanding used in the calculation of basic and diluted EPS have been retroactively adjusted to give effect to the share consolidation as required by IAS 33, Earnings per share and consequently the basic and diluted earnings per share for the periods presented, and the quantities provided in the results of operations.

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On October 7, 2019, Prometic Life Sciences Inc. changed its name to Liminal BioSciences Inc. and the Company’s stock symbol became LMNL.

On November 4, 2019, the Company announced the signing of a binding share purchase agreement whereby it would sell its bioseparation operations to a third party for proceeds of up to GBP 32.0 million upon closing of the transaction with subsequent contingent consideration payments depending on revenue milestones. This transaction is expected to close during the fourth quarter of 2019. The bioseparations segment includes three subsidiaries and upon conclusion of this transaction, the Company would sell the two most important subsidiaries. The Company expects to record a gain on the sale of those two subsidiaries. The sale of these subsidiaries represents all of the revenues from the Bioseparations segment as presented in segmented information section of this MD&A. Following the closing of the share purchase agreement, the Company no longer expects to generate any revenues from this segment. The Company is currently assessing the other impacts of this transaction on its financial statements.

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FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Results of operations

The consolidated statement of operations for the quarter and year ended December 31, 2018 compared to the same periods in 2017 are presented in the following table.

	Quarter ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Revenues	$10,597	$6,596	$47,374	$39,115
Expenses
Cost of sales and other production expenses	7,582	2,428	38,002	10,149
Research and development expenses	21,141	28,202	91,666	100,392
Administration, selling and marketing expenses	10,663	8,781	31,532	31,441
Bad debt expense	—	20,491	—	20,491
Loss (gain) on foreign exchange	3,913	(1,427)	4,681	(726)
Finance costs	6,558	2,639	22,060	7,965
Loss (gain) on extinguishments of liabilities	(34,904)	—	(33,626)	4,191
Change in fair value of financial instruments measured at FVPL	1,000	—	1,000	—
Impairment losses	149,952	—	149,952	—
Share of losses of an associate	—	—	22	—

Net loss before income taxes	$(155,308)	$(54,518)	$(257,915)	$(134,788)

Income tax recovery:
Current	(2,269)	(4,913)	(6,204)	(3,165)
Deferred	(11,725)	(7,959)	(13,815)	(11,587)

	(13,994)	(12,872)	(20,019)	(14,752)

Net loss	$(141,314)	$(41,646)	$(237,896)	$(120,036)

Net loss attributable to:
Owners of the parent	(102,953)	(38,279)	(195,366)	(109,731)
Non-controlling interests	(38,361)	(3,367)	(42,530)	(10,305)

	$(141,314)	$(41,646)	$(237,896)	$(120,036)

Loss per share
Attributable to the owners of the parent
Basic and diluted	$(170.26)	$(50.66)	$(235.95)	$(137.85)

Weighted average number of outstanding shares (in thousands)	830	822	828	796

Revenues

Total revenues for the year ended December 31, 2018 were $47.4 million compared to $39.1 million during the comparative period of 2017, which represents an increase of $8.3 million. Total revenues for the quarter ended December 31, 2018 were $10.6 million compared to $6.6 million during the comparative period of 2017, representing an increase of $4.0 million.

Revenues in 2018 and 2017 included revenues from the sale of goods, development services and rental while 2017 also includes milestone and licensing revenues. Revenues from the sale of goods, services, licensing and milestone achievements may vary significantly from period to period.

The following table provides the breakdown of total revenues by source for the quarter and year-ended December 31, 2018 compared to the corresponding period in 2017.

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	Quarter ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Revenues from the sale of goods	$10,283	$5,479	$45,584	$16,461
Milestone and licensing revenues	—	—	—	19,724
Revenues from the rendering of services	267	880	1,291	1,930
Rental revenue	47	237	499	1,000

	$10,597	$6,596	$47,374	$39,115

Revenues from the sale of goods were $45.6 million during the year ended December 31, 2018 compared to $16.5 million during the corresponding period of 2017, representing an increase of $29.1 million. The increased sales revenues for 2018 were mainly due to $22.8 million in sales of normal source plasma which occurred in the second, third and fourth quarters of 2018. The Company decided to sell this inventory as a result of the change in the production forecast due to the delay of the BLA approval for Ryplazim™. The remainder of the increase of $6.3 million for the year is mainly due to an increase in third party sales in the Bioseparations segment by approximately 35%. This strong growth is a result of a number of factors including the expansion of manufacturing activities by existing clients, the adoption of products by new clients and the introduction of new products.

Revenues from the sale of goods were $10.3 million during the fourth quarter of 2018 compared to $5.5 million during the corresponding period of 2017, representing an increase of $4.8 million which was due to sales of $3.1 million of normal source plasma and an increase in third party bioseparations sales of $1.7 million.

Service revenues were $1.3 million during the year ended December 31, 2018 compared to $1.9 million for the corresponding period of 2017, representing a decrease of $0.6 million and $0.3 million during the fourth quarter of 2018 compared to $0.9 million during the corresponding period of 2017, representing a decrease of $0.6 million. The service revenues for 2018 and 2017 were generated mainly in our Bioseparations segment.

For the year ended December 31, 2018, the Company has not earned any milestone and licensing revenues, while during the third quarter of the year ended December 31, 2017, the Company recognized revenues of $19.7 million, generated by the Small molecule therapeutics segment and pertaining to a licensing agreement signed with Jiangsu Renshou Pharmaceutical Co, Ltd,(“JRP”) an affiliate of Shenzhen Royal Asset Management Co., LTD (“SRAM”), regarding the licensing of the Chinese rights to its small molecules PBI-4050, PBI-4547 and PBI-4425. Having not received the licensing and milestone revenues within the specified payment terms, Prometic opted to terminate the licensing agreement in March 2018, thereby resulting in the return of all the rights previously conferred under the licensing agreement back to Prometic. During the fourth quarter of 2017, the Company wrote-off the accounts receivable and reversed the withholding taxes expected to be paid on this transaction to bad debt expense.

Cost of sales and production

Cost of sales and production were $38.0 million during the year ended December 31, 2018 compared to $10.1 million for the corresponding period in 2017, representing an increase of $27.9 million. Cost of sales and production for the quarter ended December 31, 2018 were $7.6 million compared to $2.4 million for the corresponding period in 2017, representing an increase of $5.2 million. The majority of the increase is due to the sales of normal source plasma in 2018 which overall was sold slightly below its carrying amount on a cumulative basis for the year but generated a slight profit during the fourth quarter of 2018. The remainder of the increase in both periods is mostly explained by the increase in products sold by the Bioseparations segment.

Research and development expenses

The R&D expenses for the quarter and the year ended December 31, 2018 compared to the same periods in 2017 broken down into its two main components are presented in the following table.

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	Quarter ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Manufacturing and purchase cost of therapeutics used for R&D activities	$10,451	$10,911	$38,621	$34,703
Other research and development expenses	10,690	17,291	53,045	65,689

Total research and development expenses	$21,141	$28,202	$91,666	$100,392

R&D expenses were $91.7 million during the year ended December 31, 2018 compared to $100.4 million for the corresponding period in 2017, representing a decrease of $8.7 million. R&D expenses were $21.1 million during the quarter ended December 31, 2018 compared to $28.2 million for the corresponding period in 2017, representing a decrease of $7.1 million.

R&D expenses include the manufacturing cost of plasma-derived and small molecule therapeutics to be used in clinical trials and for the development of our production processes. The plasma-derived therapeutics are produced at the Laval plant and the Winnipeg CMO while the small molecule therapeutics are manufactured by a third party for Prometic. Most of this expense comes from the plasma-derived therapeutics segment. The manufacturing cost of these therapeutics was $38.6 million during the year ended December 31, 2018 compared to $34.7 million during the year ended December 31, 2017, representing an increase of $3.9 million. The manufacturing cost of plasma-derived and small molecule therapeutics to be used in clinical trials and for the development of our production processes was $10.5 million during the three months ended December 31, 2018 compared to $10.9 million during the corresponding period of 2017, representing a decrease of $0.5 million.

In 2018, there was a reduction in production activities at the Laval plant while the facility focuses on addressing comments received by the FDA following their audit at the end of 2017 as part of the review of the BLA for RyplazimTM. This resulted in a reduction in overall manufacturing expenses for Plasma-derived therapeutics, however since there was no commercial production in 2018, none of these expenses were capitalized to inventories compared to 2017. In addition, the plasminogen inventory that was on hand as of the previous year end was expensed throughout the current year as the timeline for re-submitting the BLA became clearer. It became evident that a portion of the inventory would be used for additional process testing runs while the balance would be used to supply the patients who were part of the clinical trials while awaiting commercial approved product. The reduction in plasminogen inventory capitalized more than offset the overall reduction in manufacturing expenses, thus causing an increase in the manufacturing cost of therapeutics used for R&D activities for the year ended December 31, 2018 compared to the corresponding period of 2017. When comparing the fourth quarter of 2018 to the same period in 2017, there is a slight decrease.

Other R&D expenses were $53.0 million during the year ended December 31, 2018 compared to $65.7 million for the corresponding period in 2017, representing a decrease of $12.6 million, and $10.7 million during the quarter ended December 31, 2018 compared to $17.3 million for the corresponding period in 2017, representing a decrease of $6.6 million. The reduction in the clinical trial and pre-clinical research expenses in both the Small molecules and Plasma-derived therapeutics segments were partially offset by additional spending in the implementation and validation of additional analytical assays and “in-process” controls in the manufacturing of Ryplazim™.

Administration, selling and marketing expenses

Administration, selling and marketing expenses were $31.5 million during the year ended December 31, 2018 compared to $31.4 million for the corresponding period in 2017, representing an increase of $0.1 million. The increase is mainly due to the increase in severance compensation which was partially offset by a decline in marketing expense.

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Administration, selling and marketing expenses were $10.7 million during the quarter ended December 31, 2018 compared to $8.8 million for the corresponding period in 2017, representing an increase of $1.9 million. The increase is mainly due to the increase in severance compensation.

Bad debt expense

There was no bad debt expense during the year and the quarter ended December 31, 2018 compared to $20.5 million for the corresponding periods in 2017. The prior year expense is due to the write-off, affecting the fourth quarter of 2017, of the amounts due from JRP in regards to a license agreement. The licensee having not remitted funds associated with the license fee and initial milestone payment within the specified payment terms was consequently in breach of the agreement. As a result, the Company was in a position to exercise its contractual rights and opted to terminate the agreement in March 2018, thereby returning all the rights previously conferred under the license agreement back to Prometic.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted stock units issued to employees and board members. This expense has been recorded as follows:

	Quarter ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Cost of sales and other production expenses	$128	$71	$299	$370
Research and development expenses	1,008	1,280	2,295	4,150
Administration, selling and marketing expenses	2,603	1,220	4,128	4,142

	$3,739	$2,571	$6,722	$8,662

Share-based payments expense was $6.7 million during the year ended December 31, 2018 compared to $8.7 million during the corresponding period of 2017, representing a decrease of $1.9 million. These variations are mainly explained by the fact that there were less RSU that vested during the year ended December 31, 2018 compared to the corresponding period 2017.

Share-based payments was $3.7 million during the quarter ended December 31, 2018 compared to $2.6 million during the corresponding period of 2017, representing an increase of $1.2 million. The increase is mainly due to an additional charge of $1.2 million during the fourth quarter of 2018, in anticipation that the vesting of certain awards might be accelerated as part of termination benefits still being negotiated at the end of the year.

The RSU expense may vary significantly from period to period as certain milestones are met, changes in likelihood occur as projects advance, and the timelines to achieve the milestones before expiry advance.

Finance costs

Finance costs were $22.1 million for the year ended December 31, 2018 compared to $8.0 million during the corresponding period of 2017, representing an increase of $14.1 million. Finance costs were $6.6 million for the quarter ended December 31, 2018 compared to $2.6 million during the corresponding period of 2017, representing an increase of $3.9 million. This increase reflects the higher level of debt during the year ended December 31, 2018 compared to the same period of 2017 reflecting the amounts drawn on the Credit Facility agreement and the increase in the Original Issue Discount (“OID”) balances. as well as the higher implicit financing rate, when considering the stated interest and the warrants issued, demanded by our lender over the years.

Loss (gain) on extinguishments of liabilities

On November 14, 2018, the Company and the holder of the debt modified the terms of the four loan agreements subject to compliance with covenants and debt servicing obligations, to extend the maturity date of the Credit Facility from November 30, 2019 to September 30, 2024 and all three OID loans from July 31, 2022 to September 30, 2024. Interest on amounts outstanding on the Credit Facility will continue to be payable quarterly at an annual rate of 8.5% during the period of the extension. As of July 31, 2022,

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the OID loans will be restructured into cash paying loans bearing interest at an annual rate of 10%, payable quarterly. The outstanding face values of the OID loans at that date will become the principal amounts of the restructured loans. As additional consideration for the extension of the maturity dates, Prometic agreed to cancel 100,117,594 existing warrants (Warrants #3 to 7) and issue replacement warrants to the holder of the long-term debt, bearing a term of 8 years and exercisable at a per share price equal to $1.00. The exact number of warrants to be granted was to be set at a number that will result in the holder of the long-term debt having a 19.99% fully-diluted ownership level in Prometic upon grant of the warrants to be issued no later than March 15, 2019. On November 30, 2018, Warrants #3 to 7 were cancelled and 128,056,881 warrants to purchase common shares (“Warrants #8”), representing a portion of the replacement warrants, were issued. At the end of the agreed upon measurement period for calculating the number of new warrants to be issued, Prometic will issue the remaining replacement warrants under a new series of warrants (“Warrants #9”), which will give the holder the right to acquire preferred shares. The holder of the long-term debt also obtained the Company’s best efforts to support the election of a second representative of the lender to on the Board of directors of the Company, and the extension of the security to the royalty agreement.

Management assessed the changes made to the previous agreements and determined that the modification should be accounted for as an extinguishment of the previous loans and the recording of new loans at their fair value determined as of the date of the modification. The carrying amount of the previous loans of $155.1 million were derecognized followed by the recognition of the fair value of the modified loans of $107.7 million which were determined using a discounted cash flow model with a market interest rate of 20.1%. Any fees incurred with this transaction were expensed, including legal fees and the difference in fair value between the warrants that were cancelled, and the new warrants issued.

In addition, the fees incurred in regards of the Credit Facility that were previously recorded in the consolidated statement of financial position as other long-term assets and were being amortized and recognized in the consolidated statement of operations over the original term of the Credit Facility were expensed.

The modification resulted in the recording of a gain on extinguishment of liabilities of $34.9 million; the impacts of the different aspects of this transaction are detailed in the following table.

Extinguishment of previous loans	$(155,055)
Expensing of deferred financing fees on Credit Facility	3,245
Recognition of modified loans	107,704
Expensing of increase in the fair value of the warrants	8,778
Warrants proceeds	(10)
Expensing of legal fees incurred with the debt modification	434

$(34,904)

Also, in 2018 and 2017, SALP, the holder of the long-term debt, used the set off of principal right in the loan agreements, to settle various amounts due to the Company under a royalty purchase agreement in 2018 and its participation in a private placement in 2017.

On July 6, 2017, the face value of the third OID loan was reduced by $8.6 million, from $39.2 million to $30.6 million. The reduction of $8.6 million is equivalent to the value of 5,045,369 common shares issued at the agreed price of $1.70. The difference of $4.2 million between the adjustment to the carrying value of the loan of $4.1 million and the amount recorded for the shares issued of $8.3 million was recognized as a loss on extinguishment of liabilities.

In August and September 2018, the face value of the second OID loan was reduced by $3.9 million from $21.2 million to $17.3 million, in settlement of $3.9 million due by SALP under the royalty agreement. The carrying amount of the loan was reduced by $2.6 million and a loss on extinguishment of liabilities of $1.3 million.

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Impairment losses

As a result of various events affecting the Company during 2018, including; 1) the delay of the commercial launch of RyplazimTM following the identification by the FDA of a number of changes required in the CMC section of the BLA submission for congenital plasminogen deficiency, 2) the Company’s limited financial resources since Q4 2018, which significantly delayed manufacturing expansion plans and resulted in the Company focusing its resources on refiling the RyplazimTM BLA as soon as possible; 3) the recognition of the larger than anticipated commercial opportunities for RyplazimTM, and 4) the change in executive leadership in Q4, the Company modified its strategic plans in Q4 to focus all available plasma-derived therapeutic segment resources on the manufacturing and development of RyplazimTM for the treatment of PLGD and other indications.

These changes and their various impacts prompted Management to perform an impairment test of the IVIG cash generating unit, which includes assets such as the licenses held by NantPro and Prometic Biotherapeutics Inc., manufacturing equipment located at our Canadian manufacturing facilities and the CMO facility at December 31, 2018, and to review whether other assets pertaining to follow-on proteins might be impaired.

In regards to the IVIG cash generating unit (“CGU”), the substantial work, time and investment required and limited resources available to complete a robust CMC package for IVIG prior to filing a BLA, and the reduction of the forecasted IVIG production capacity at all plants will significantly delay the commercialisation of IVIG compared to previous timelines. As a result, cash inflows beginning beyond 2023 were not considered in the calculation of the value in use impairment test due to the inherent uncertainty in forecasting cash flows beyond a five-year period. As a result, the value in use for the IVIG CGU was $Nil. Management also evaluated the fair value less cost to sell and determined that this value also approximated $Nil.

Consequently, impairment losses for the totality of the carrying amounts of the NantPro license and a second license acquired in January 2018, giving the rights to use Masterplasma IVIG clinical data and the design plans for a plant with a production capacity in excess of current needs, of $141.0 million and $1.6 million, respectively, were recorded. An impairment was also recorded on the option to purchase equipment in the amount of $0.7 million since the likelihood of exercising this option is low in view of the current manufacturing and production plans. Finally, an impairment of $5.7 million was recorded on IVIG production equipment, to reduce their value to the fair value less cost to sell.

Management also reviewed the carrying amount of other assets pertaining to the follow-on proteins the Company has acquired, since the resources for further advancement of these assets are currently limited due to the focus on RyplazimTM. As a result, the Company recorded an impairment on its investment in an associate of $1.2 million. The uncertainty of future cash flows for therapeutics that have not yet commenced phase 1 clinical trials was an important consideration in making this estimate.

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Impairment losses recorded on these assets (excluding the convertible debt) totalling $150.0 million for the year and quarter ended December 31, 2018 are summarized below.

2018
Impairment on IVIG CGU:
Intangible assets	$142,609
Fixed assets	5,689
Option to purchase equipment	653

$148,951
Impairment on Prothera:
Investment in an associate	$1,182
Deferred revenue	(181)

$1,001

$149,952

Change in fair value of financial instruments measured at fair value through profit and loss

At the same time and for the same reasons as the recording of the impairment on the investment in associate, the fair value of the investment in the convertible debt of ProThera was also reduced to $Nil at December 31, 2018 resulting in a loss in fair value of $1.2 million.

Warrants #9, that the Company committed to issue to SALP as part of the debt modification that occurred in November 2018, do not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument and therefore must be accounted for as a financial liability and carried at fair value through profit and loss. The estimated fair value of these warrants between November 14, 2018, the date of the modification, and as December 31, 2018 declined resulting in a gain of $0.2 million for the year and quarter ended December 31, 2018.

Income taxes

The Company recorded a current income tax recovery of $6.2 million during the year ended December 31, 2018 compared to $3.2 million for the corresponding period of 2017, representing an increase of $3.0 million. The increase is principally due to the increase in refundable R&D tax credits in the U.K. The current income tax recovery was $2.3 million during the quarter ended December 31, 2018 compared to $4.9 million for the corresponding period of 2017, representing a decrease of $2.6 million. The decrease is mainly due to timing of the recognition of R&D tax credits for the U.K. in 2017 versus 2018.

The Company recorded a deferred income tax recovery of $13.8 million during the year ended December 31, 2018 compared to $11.6 million for the corresponding period of 2017, representing an increase of $2.2 million. The Company recorded a deferred income tax recovery of $11.7 million during the quarter ended December 31, 2018 compared to $8.0 million for the corresponding period of 2017, representing an increase of $3.8 million.

During the first three quarters of 2018 and during the quarters of 2017, the Company recorded income tax recoveries from the recognition of deferred tax assets pertaining to the unused tax losses attributable to Prometic as a partner in NantPro, our partnership with NantPharma to develop and commercialise IVIG for the U.S. market. During the fourth quarter of 2017, there was a significant increase in the deferred income tax recovery recorded due to the change in the US federal income tax rate from 35% to 21%, producing a significant decrease in the deferred tax liability that was recognized in the business combination of NantPro. During the fourth quarter of 2018, following the impairment of the NantPro license, the deferred tax liability of $27.5 million for that asset was reversed and the deferred tax assets of $14.6 million relating to the unused tax losses were derecognized.

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Net loss

The Company incurred a net loss of $237.9 million during the year ended December 31, 2018 compared to a net loss of $120.0 million for the corresponding period of 2017, representing an increase in the net loss of $117.9 million. The net loss in 2018 is higher mainly due to the non-cash impairment losses of $150.0 million and the increase in finance cost of $14.1 million in the year ended December 31, 2018 compared to the corresponding period of 2017. This was partially offset by the recognition of a gain on extinguishments of liabilities of $33.6 million during the year ended December 31, 2018 compared to a loss on extinguishments of liabilities of $4.2 million for the corresponding period in 2017. Also offsetting the increase in loss was the fact that no bad debt expense was recorded in 2018 while a $20.5 million expense was recorded in the previous year.

The Company incurred a net loss of $141.3 million during the quarter ended December 31, 2018 compared to a net loss of $41.6 million for the corresponding period of 2017, representing an increase in net loss of $99.7 million. The increase was mainly generated by the impairment losses of $150.0 million recorded during the quarter ended December 31, 2018 which were partially offset by the gain on extinguishment of liabilities of $34.9 million recorded in the same period compared to the bad debt expense of $20.5 million recorded on the JRP receivable during the corresponding period of 2017. The increase in finance costs by $3.9 million during the quarter ended December 31, 2018 compared to the corresponding period in 2017 was also partially offset by a reduction in R&D expenses of $7.1 million.

EBITDA analysis

The Adjusted EBITDA for the Company for the quarters and the years ended December 31, 2018 and 2017 are presented in the following tables:

	Quarter ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Net loss	$(141,314)	$(41,646)	$(237,896)	$(120,036)
Adjustments to obtain Adjusted EBITDA
Loss (gain) on foreign exchange	3,913	(1,427)	4,681	(726)
Finance costs	6,558	2,639	22,060	7,965
Loss (gain) on extinguishments of liabilities	(34,904)	—	(33,626)	4,191
Change in fair value of financial instruments measured at FVPL	1,000	—	1,000	—
Impairment losses	149,952	—	149,952	—
Share of losses of an associate	—	—	22	—
Income tax recovery	(13,994)	(12,872)	(20,019)	(14,752)
Depreciation and amortization	1,402	1,310	5,458	4,576
Share-based payments expense	3,739	2,571	6,722	8,662

Adjusted EBITDA	$(23,648)	$(49,425)	$(101,646)	$(110,120)

Adjusted EBITDA is a non-GAAP measure that is not defined or standardized under IFRS and it is unlikely to be comparable to similar measures presented by other companies. Prometic believes that Adjusted EBITDA provides additional insight in regards to the cash used in operating activities on an on-going basis. It also reflects how management analyzes performance and compares its performance against other companies. In addition, we believe that Adjusted EBITDA is a useful measure as some investors and analysts use EBITDA and similar measures to compare Prometic against other companies.

Total Adjusted EBITDA was $(101.6) million for the year ended December 31, 2018 compared to $(110.1) million for the comparative period of 2017, representing an increase in Adjusted EBITDA of $8.5 million. This increase is caused mainly by the decrease in R&D expenditures of $8.7 million during the year ended December 31, 2018 compared to the corresponding period in 2017. The licensing agreement with JRP had no net impact on the Adjusted EBITDA for the year ended December 31, 2017.

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Total Adjusted EBITDA was $(23.6) million for the quarter ended December 31, 2018 compared to $(49.4) million for the comparative period of 2017, representing an increase in Adjusted EBITDA of $25.8 million. This increase in Adjusted EBITDA is mainly explained by the bad debt expense of $20.5 million recorded during the quarter ended December 31, 2017 compared none being recorded during the corresponding period in 2018. A decrease in R&D expenses of $7.1 million between both periods explains the remainder of the increase in Adjusted EBITDA.

Segmented information analysis

For the year ended December 31, 2018 and 2017

The loss for each segment and the net loss before income taxes for the total Company for the years ended December 31, 2018 and 2017 are presented in the following table:

For the year ended December 31, 2018	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$24,492	$22,741	$141	$47,374
Intersegment revenues	—	29	319	(348)	—

Total revenues	—	24,521	23,060	(207)	47,374
Cost of sales and other production expenses	—	25,297	12,929	(224)	38,002
Manufacturing and purchase cost of therapeutics used for R&D activities	1,692	37,061	—	(132)	38,621
R&D—Other expenses	14,234	31,727	7,084	—	53,045
Administration, selling and marketing expenses	3,468	10,445	2,947	14,672	31,532

Segment profit (loss)	$(19,394)	$(80,009)	$100	$(14,523)	$(113,826)
Loss (gain) on foreign exchange					4,681
Finance costs					22,060
Loss (gain) on extinguishments of liabilities					(33,626)
Change in fair value of financial instruments measured at FVPL					1,000
Impairment losses					149,952
Share of losses of an associate					22

Net loss before income taxes					$(257,915)

Other information
Depreciation and amortization	$480	$3,644	$919	$415	$5,458
Share-based payment expense	1,270	1,524	322	3,606	6,722

For the year ended December 31, 2017	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$19,724	$2,490	$16,802	$99	$39,115
Intersegment revenues	—	39	1,566	(1,605)	—

Total revenues	19,724	2,529	18,368	(1,506)	39,115
Cost of sales and other production expenses	—	4,014	7,877	(1,742)	10,149
Manufacturing and purchase cost of therapeutics used for R&D activities	1,755	32,764	—	184	34,703
R&D—Other expenses	17,426	40,960	7,301	2	65,689
Administration, selling and marketing expenses	3,633	13,539	2,719	11,550	31,441
Bad debt expense	20,491	—	—	—	20,491

Segment profit (loss)	$(23,581)	$(88,748)	$471	$(11,500)	$(123,358)
Loss (gain) on foreign exchange					(726)
Finance costs					7,965
Loss (gain) on extinguishments of liabilities					4,191

Net loss before income taxes					$(134,788)

Other information
Depreciation and amortization	$428	$2,880	$907	$361	$4,576
Share-based payment expense	1,509	2,269	394	4,490	8,662

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Small molecule therapeutics segment

During Q3 2017, the segment recognized $19.7 million in milestone and licensing revenues for a licensing agreement signed with JRP, an affiliate of SRAM, whereas no revenues were recorded in 2018. As previously mentioned, during Q4 2017, the Company wrote-off the related accounts receivable since the license agreement was subsequently terminated by Prometic. The net impact of this transaction was effectively $Nil for the year ended December 31, 2017.

Other R&D expenses declined by $3.2 million during the year ended December 31, 2018 compared to the previous year reflecting the lower spending on pre-clinical studies carried out during 2018. The segment loss for Small molecule therapeutics was $19.4 million during the year ended December 31, 2018 compared to a $23.6 million loss during the corresponding period, a decrease of $4.2 million.

Plasma-derived therapeutic segment

The revenues for the Plasma-derived therapeutics segment are usually generated from the sales of specialty plasma to third parties, the provision of services to licensees and rental revenues. During the year ended December 31, 2018, the segment sold $19.7 million of normal source plasma which it had not done in the previous years. This was a result of the change in the production forecast due to the delay of the BLA approval for Ryplazim™, the Company decided to sell excess normal source plasma inventory it had at the beginning of the year and that it was contractually obligated to purchase during the year. The Company was also able to reduce its purchasing commitments from 2018 to 2022. The normal source plasma sold during the year ended December 31, 2018 was sold at a value slightly below its carrying amount, generating a negative margin of $0.7 million. The remainder of the sales in 2018 pertain to specialty plasma products.

The manufacturing cost of plasma-derived therapeutics used for R&D activities was higher during the year ended December 31, 2018 at $37.1 million compared to $32.8 million during the corresponding period of 2017, representing an increase of $4.3 million. In 2018, there was a reduction in production activities at the Laval plant while the facility focuses on addressing comments received by the FDA following their audit at the end of 2017 as part of the review of the BLA for Ryplazim™. This resulted in a reduction in overall manufacturing expenses for Plasma-derived therapeutics, however since there was no commercial production in 2018, none of these expenses were capitalized to inventories compared to 2017. In addition, the plasminogen inventory that was on hand as of the previous year end was expensed throughout the current year as the timeline for re-submitting the BLA became clearer. It became evident that a portion of the inventory would be used for additional process testing runs while the balance would be used to supply clinical trial patients until commercially approved product is available. The reduction in plasminogen inventory capitalized more than offset the overall reduction in manufacturing expenses, thus causing an increase in the manufacturing cost of therapeutics used for R&D activities for the year ended December 31, 2018 compared to the corresponding period of 2017.

Other R&D expenses were $31.7 million during the year ended December 31, 2018 compared to $41.0 million during the corresponding period of 2017 representing a decrease of $9.2 million. The decrease is mainly due to the reduction in the clinical trial and pre-clinical research expenses which were partially offset by additional spending in relation to the implementation and validation of additional analytical assays and “in-process” controls in the manufacturing of Ryplazim™. The PLGD clinical trial and the adult cohort of the IVIG clinical trial were substantially completed in 2017. During the current year, the IVIG clinical trial for pediatric cohort was ongoing and nearing its completion towards the end of 2018 with the last patient receiving their last dose in the first quarter of 2019. This was partially offset by slightly higher compensation expense reflecting the hiring of some of the staff that will be required to operate our Buffalo plasma collection center.

Administration, selling and marketing expenses decreased by $3.1 million during the year ended December 31, 2018 compared to the corresponding period in 2017 mainly due to a reduction in commercial launch preparation expenses for Ryplazim™. Additionally, the administrative support that the segment receives from head office decreased compared to previous year as activities were reduced or postponed due to the delay in the anticipated commercialization.

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Overall, the segment loss for Plasma-derived therapeutics of $80.0 million during the year ended December 31, 2018 compared to $88.7 million during the corresponding period of 2017, represents a decrease of $8.7 million.

Bioseparations segment

The revenues for the Bioseparations segment are generated mainly from the sales of goods, by providing resin development services to external customers and from its transactions with the Plasma-derived therapeutics segment. Revenues for the segment were $23.1 million during the year ended December 31, 2018, an increase of $4.7 million compared to the corresponding period of 2017, comprising an increase of $5.9 million in revenues from third parties and a decrease $1.2 million of intersegment revenues. This strong growth in third party sales is due to several factors including the expansion of manufacturing activities by existing clients who utilize Prometic’s products in their production processes, the adoption of products by new clients and the introduction of new products. The higher external sales revenue in Great British Pounds (“GBP”) was compounded by a higher CAD/GBP exchange rate this year compared to the same period in 2017. The decline in intersegment revenues was due to less demand from the Plasma-derived therapeutic segment resulting from a reduction in their production activities.

Revenues from the sale of goods is composed of different products and the margins on individual products vary significantly. Several products are custom designed for specific customers. Since key customers tend to place significant orders that may not be repeated on a yearly basis, the sales for individual products are quite variable. This is compounded by the fact that a high proportion of sales in a given period usually come from a limited number of customers. If larger customers purchase higher margin product or lower margin product, it creates volatility in the total margins and the cost of goods sold from period to period. In addition, the size of the orders affects the batch size used in production, and larger batch sizes typically result in higher gross margins.

The cost of sales and other production expenses increased versus previous year mainly due to the increase in sales volume and offset partially by a decrease in margins as a higher proportion of sales were for lower margin products. Other R&D expenses and Administration, selling and marketing costs remained relatively stable year over year.

The Bioseparations segment generated a slight profit of $0.1 million during the year ended December 31, 2018 compared to a profit of $0.5 million during the corresponding period in 2017.

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For the quarters ended December 31, 2018 and 2017

The loss for each segment and the net loss before income taxes for the total Company for quarters ended December 31, 2018 and 2017 are presented in the following tables.

For the quarter ended December 31, 2018	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$3,344	$7,218	$35	$10,597
Intersegment revenues	—	8	—	(8)	—

Total revenues	—	3,352	7,218	27	10,597
Cost of sales and other production expenses	—	3,230	4,376	(24)	7,582
Manufacturing and purchase cost of therapeutics used for R&D activities	(59)	10,496	—	14	10,451
R&D—Other expenses	2,587	6,033	2,071	(1)	10,690
Administration, selling and marketing expenses	698	2,128	704	7,133	10,663

Segment profit (loss)	$(3,226)	$(18,535)	$67	$(7,095)	$(28,789)
Loss (gain) on foreign exchange					3,913
Finance costs					6,558
Loss (gain) on extinguishments of liabilities					(34,904)
Change in fair value of financial instruments measured at FVPL					1,000
Impairment losses					149,952

Net loss before income taxes					$(155,308)

Other information
Depreciation and amortization	$130	$920	$192	$160	$1,402
Share-based payment expense	691	735	132	2,181	3,739

For the quarter ended December 31, 2017	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$425	$6,138	$33	$6,596
Intersegment revenues	—	12	107	(119)	—

Total revenues	—	437	6,245	(86)	6,596
Cost of sales and other production expenses	(533)	1,119	1,984	(142)	2,428
Manufacturing and purchase cost of therapeutics used for R&D activities	341	10,566	—	4	10,911
R&D—Other expenses	4,867	10,571	1,853	—	17,291
Administration, selling and marketing expenses	841	4,267	794	2,879	8,781
Bad debt expense	20,491	—	—	—	20,491

Segment profit (loss)	$(26,007)	$(26,086)	$1,614	$(2,827)	$(53,306)
Loss (gain) on foreign exchange					(1,427)
Finance costs					2,639

Net loss before income taxes					$(54,518)

Other information
Depreciation and amortization	$118	$823	$271	$98	$1,310
Share-based payment expense	492	717	103	1,259	2,571

Small molecule segment

The segment loss for Small molecule therapeutics was $3.2 million during the quarter ended December 31, 2018 compared to a loss of $26.0 million for the corresponding period in 2017, representing a decrease in loss of $22.8 million. The decrease in loss is essentially because the fourth quarter results for 2017 include the write-off of the license and milestone revenues pertaining to a licensing agreement signed with JRP, an affiliate of SRAM during the third quarter of 2017. The royalty expense initially recorded was subsequently reversed in Cost of sales.

The reduction in other R&D expenditures of $2.3 million during the quarter ended December 31, 2018 compared to the corresponding period, is mainly due to the reduction in pre-clinical studies expenses.

Plasma-derived therapeutics segment

The increase in net sales of the segment during the quarter ended December 31, 2018 compared to the corresponding period of 2017 was due to a $3.1 million sale of normal source plasma as part of the segment’s inventory management plan. This transaction generated a gross margin of $0.3 million.

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The cost of manufacturing the therapeutics used in R&D activities remained at similar levels over both periods. Other R&D expenses declined by $4.5 million during the quarter ended December 31, 2018 compared to the corresponding period of 2017, mainly due to a decrease in clinical trial expenditures reflecting the fact that the IVIG clinical trial for the pediatric cohort is nearing completion at the end of 2018 whereas towards the end of last year, the adult cohort still had some patients receiving doses and most of the pediatric cohort had started their participation in the trial. There was also less expenses in regards to the PLGD trial during the fourth quarter of 2018 as the main trial supporting the BLA filing was completed in 2017.

Administration, selling and marketing expenses declined by $2.1 million during the quarter ended December 31, 2018 compared to the corresponding period in 2017 mainly due to a reduction in marketing expenses.

The segment loss for Plasma-derived therapeutics was $18.5 million during the quarter ended December 31, 2018 compared to a loss of $26.1 million for the corresponding period in 2017, representing a decrease in loss of $7.6 million. The decrease in loss is mainly due to the decrease in other R&D and Administration, selling and marketing expenses.

Bioseparations segment

Revenues for the segment increased by $1.0 million for the quarter ended December 31, 2018 compared to the corresponding period of 2017. Since a higher portion of the sales in the current period was for lower margin products, the sales for the fourth quarter of 2018 contributed less to the segment’s profit than those during the fourth quarter of 2017 and the Bioseparations segment made a higher profit in that period.

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Financial condition

The consolidated statements of financial position at December 31, 2018 and December 31, 2017 are presented in the following table followed by a discussion of the key changes in the statement of financial position between both dates.

	December 31, 2018	December 31, 2017
Cash	$7,389	$23,166
Accounts receivable	11,882	6,839
Income tax receivable	8,091	4,116
Inventories	12,028	36,013
Prepaids	1,452	2,141

Total current assets	40,842	72,275
Long-term income tax receivable	117	108
Other long-term assets	411	8,663
Capital assets	41,113	45,254
Intangible assets	19,803	156,647
Deferred tax assets	606	926

Total assets	$102,892	$283,873

Accounts payable and accrued liabilities	$31,855	$29,954
Advance on revenues from a supply agreement	—	1,901
Current portion of long-term debt	3,211	3,336
Deferred revenues	507	829
Warrant liability	157	—

Total current liabilities	35,730	36,020
Long-term portion of deferred revenues	170	—
Long-term portion of operating and finance lease inducements and obligations	1,850	2,073
Other long-term liabilities	5,695	3,335
Long-term debt	122,593	83,684
Deferred tax liabilities	—	15,330

Total liabilities	$166,038	$140,442

Share capital	$583,117	$575,150
Contributed surplus	21,923	16,193
Warrants	95,296	73,944
Accumulated other comprehensive loss	(1,252)	(1,622)
Deficit	(755,688)	(541,681)

Equity (negative equity) attributable to owners of the parent	(56,604)	121,984
Non-controlling interests	(6,542)	21,447

Total equity (negative equity)	(63,146)	143,431

Total liabilities and equity	$102,892	$283,873

Cash

Cash, decreased by $15.8 million at December 31, 2018 compared to December 31, 2017. Cash balances are directly influenced by the timing and size of financing events and operating revenues and expenditures. Cash flows and liquidity are discussed in detail further in the liquidity section.

Accounts receivable

Accounts receivable increased by $5.0 million at December 31, 2018 compared to December 31, 2017 reflecting the higher sales during the fourth quarter of 2018 compared to those in the corresponding period of 2017.

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Income tax receivable

Current income tax receivable increased by $4.0 million at December 31, 2018 compared to December 31, 2017 as the Company recognized additional amounts it recently claimed in regards to prior year refundable R&D tax credits on operations in the U.K. in addition to the allowable credits for 2018.

Inventories

Inventories decreased by $24.0 million at December 31, 2018 compared to December 31, 2017 principally due to the significant reduction in plasma inventory which declined by $17.5 million. In 2018 Prometic sold excess normal source plasma no longer required in near term operations and used the plasminogen work in progress inventory that existed at the December 31, 2017 for process testing runs and to supply participants in the plasminogen congenital deficiency clinical trials while they await for commercially available product. No plasminogen commercial lots were manufactured in 2018 and therefore no work in progress inventories were capitalized.

Other long-term assets and investment in an associate

Other long-term assets decreased by $8.3 million at December 31, 2018 compared to December 31, 2017. The decrease is mainly due to the collection of a $1.9 million long-term receivable that was acquired as part of the Telesta Therapeutics Inc. business combination, the reclass of $1.2 million of equity investment in accordance with IFRS 9 to the investment in an associate (see below) and the expensing of all the capitalized deferred financing costs following the debt modification that occurred November 2018, resulting in the extinguishment of the previously recorded debt together with any fees still carried on the statement of financial position. In addition to this, the fair value of the investment in convertible debt of ProThera was evaluated to approximate $Nil at December 31, 2018 and the decline in fair value was recorded during the fourth quarter of 2018.

The Company has an investment in common shares of ProThera over which management estimates it has significant influence since August 2018. As such, ProThera is considered an associate and consequently, the equity investment is accounted for using the equity method. Following this determination, an amount of $1.2 million representing the investment in common shares of ProThera that was previously presented under other long-term assets was reclassified as an investment in an associate. During the fourth quarter of 2018 the Company recorded a full impairment of this investment.

Capital assets

Capital assets decreased by $4.1 million at December 31, 2018 compared to December 31, 2017. The decrease is mainly due to the impairment of IVIG equipment to its fair value less cost to sell during the fourth quarter of 2018.

Intangible assets

The carrying amount of intangible assets was $19.8 million at December 31, 2018 compared to $156.6 million at December 31, 2017, a decrease of $136.8 million. The decrease is mainly due the impairment loss of $142.6 million on IVIG intangible assets during the fourth quarter of 2018 as mentioned earlier.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased by $1.9 million at December 31, 2018 compared to December 31, 2017, despite the reduction of operating expenditures as aging of supplier invoices increased due to the limited liquidity position.

Advance on revenues from a supply agreement

The advance on revenues from a supply agreement was repaid in full during the quarter ended September 30, 2018 which puts an end to this arrangement.

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Long-term debt

The carrying amount of the long-term debt was $125.8 million at December 31, 2018 compared to $87.0 million at December 31, 2017, an increase of $38.8 million. The increase is primarily due to the US$60.0 million drawn on the Credit Facility which occurred throughout the year and from the interest accretion during the year causing increases in the carrying amount of the long-term debt of $71.7 million and $18.9 million, respectively. Following modifications to the terms of the four loan agreements in November 2018 whereby the terms of the loans were all extended to September 30, 2024, the Company proceeded to account for this transaction as the extinguishment of pre-modification loans and a recognition of the loans under the modified terms. The net impact of the modifications was a decrease in the carrying amount of these loans by $47.4 million. Details of the subsequent events pertaining to the long-term debt are provided in the “Events subsequent to year end 2018” section of this MD&A.

Warrant liability

A warrant liability of $0.3 million was recognized as consideration for the modification of the terms of the loan agreements. The Company has a commitment to issue warrants, referred to as Warrants #9, to SALP on or before March 15, 2019. At December 31, 2018, these warrants were not issued and the exact number of warrants to be issued will be based on the number of warrants necessary to increase the ownership of SALP to 19.99% of the common shares on a fully diluted basis at the date of issuance. The warrants are exercisable at a price of $1 per share and will expire eight years after their date of issuance. The Warrants #9 do not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they must be accounted for as a financial instrument carried at Fair Value through Profit and Loss (“FVPL”). At December 31, 2018, the fair value of warrant liability declined to $0.2 million. Details of the subsequent events pertaining to the Warrant liability are provided in the “Events subsequent to year end 2018” section of this MD&A.

Deferred tax liabilities

Deferred tax liabilities decreased by $15.3 million at December 31, 2018 compared to December 31, 2017 mainly due to the reversal of the deferred tax liabilities pertaining to the NantPro license on which an impairment was recorded during the fourth quarter of 2018. This was partially offset by the reversal of previously recognized deferred tax assets relating to unused tax losses attributable to Prometic has a partner in NantPro.

Share Capital

Share capital increased by $8.0 million at December 31, 2018 compared to December 31, 2017 mainly due to the issuance of common shares for the acquisition of the non-controlling shareholders 13% interest in Prometic Bioproduction Inc. in exchange for 4,712,422 common shares at $3.6 million and the acquisition of licenses and an option to buy equipment, the total valued at $2.0 million. The remainder of the increase is due to the issuance of shares from the ATM agreement and the exercise of stock options.

Contributed surplus

Contributed surplus increased by $5.7 million at December 31, 2018 compared to December 31, 2017. The increase is principally due to the recognition of share-based payment expense of $6.7 million during the year ended December 31, 2018, partially offset by the exercise of stock options and share issued pursuant to the restricted share unit plan.

Warrants

Warrants increased by $21.4 million at December 31, 2018 compared to December 31, 2017 mainly due to the issuance of 4,000,000 warrants valued at $1.7 million for the acquisition of a license, the recognition of the fair value of the 34,000,000 Warrants #7, for a value $11.2 million, which were issued on November 30, 2017 pursuant to entering into a Credit Facility agreement and vested during the year as the Company drew on the Credit Facility, and the increase in fair value of the warrants given to SALP as part of the November 2018 debt modification of $8.4 million.

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Non-Controlling Interests (“NCI”)

Non-controlling interests decreased by $28.0 million at December 31, 2018 compared to December 31, 2017. The variation in the NCI between December 31, 2018 and December 31, 2017 is shown below:

Balance at December 31, 2017	$21,447
Share in losses	(42,530)
Share in Prometic’s funding of NantPro	2,892
Derecognition of the NCI in Prometic Bioproduction Inc.	11,649

NCI balance at December 31, 2018	$(6,542)

In April 2018, the Company and the non-controlling shareholders of Prometic Bioproduction Inc. entered into an agreement whereby Prometic would acquire the non-controlling shareholders 13% interest in the subsidiary in exchange for 4,712,422 common shares of the Company. The difference of $15.3 million between the value of the equity issued in payment of the 13% ownership acquired of $3.6 million and the value of the total net liabilities attributed to the NCI at the date of the transaction of $11.6 million that was derecognized from the statement of financial position, was recognized in the deficit to reflect Prometic’s increase in the ownership of the subsidiary.

During the fourth quarter of 2018, an impairment loss of $141.0 million was recorded on the NantPro license of which the share of the loss of the non-controlling interest in NantPro was $38.1 million.

Cash flow analysis

The consolidated statements of cash flows for the year ended December 31, 2018 and the comparative period in 2017 are presented below.

	Year ended December 31,
	2018	2017
Cash flows used in operating activities	(82,454)	$(122,573)
Cash flows from financing activities	72,158	117,452
Cash flows from (used in) investing activities	(5,859)	1,119

Net change in cash during the year	(16,155)	(4,002)
Net effect of currency exchange rate on cash	378	(638)
Cash, beginning of the year	23,166	27,806

Cash, end of the year	7,389	$23,166

Cash flow used in operating activities decreased by $40.1 million during the year ended December 31, 2018 compared to the same period in 2017. The decrease is due mainly as a result of inflows from the sale of normal source plasma in 2018, the utilisation of other inventories which had been capitalized at December 31, 2017, the reduced spending in clinical and pre-clinical studies and marketing, and a reduction in plasminogen inventory build that occurred in 2017 in preparation for commercialisation.

Cash flows from financing activities decreased by $45.3 million during the year ended December 31, 2018 compared to the same period in 2017. Although the proceeds received from the issuance of debt and warrants under the Credit Facility during 2018 were higher by $28.4 million than in 2017, there were small proceeds from shares issued under the ATM facility and no proceeds from the exercise of future investment rights in 2018 whereas future investment rights and proceeds from share issuances contributed $74.2 million in financing in 2017.

Through December 31, 2018, the Company has issued a total of 1,946,000 common shares at an average price of $0.39 per share under the ATM for aggregate gross proceeds of $0.8 million and total net proceeds of $0.7 million.

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Cash flows from investing activities decreased by $7.0 million during the year ended December 31, 2018 compared to the same period in 2017. In 2017, the Company sold marketable securities and short-term investments of $11.1 million while there was no such sale in 2018. This decrease in inflows was partially offset by a reduction in payments for the acquisition of capital assets.

LIQUIDITY AND CONTRACTUAL OBLIGATIONS

During the year, the Company was faced with delays to certain expected high-value milestones which resulted in a significant shortfall in the cash inflows it had anticipated would support its R&D activities in 2018 and 2019. The Company had also believed that it would have started selling RyplazimTM by now which would have made a significant contribution to its financial situation.

Since the beginning of 2018, the Company has monitored its risk of shortage of funds by monitoring forecasted and actual cash flows and maturity dates of existing financial liabilities and commitments and has actively managed its capital to ensure a sufficient liquidity position to finance its operations, including cost of revenue, general and administrative expenses, working capital as well as R&D and overall capital expenditures. Over the last few quarters, the Company has identified and undertaken a number of restructuring measures with the objective of improving future earnings, reducing ongoing operating costs and enhancing the Company’s ability to raise financing.

Despite these initiatives, the Company fully utilized the existing Credit Facility by the end of 2018. The Company actively attempted to close different financing transactions during 2018 but was unsuccessful. It became clear over the course of the year, that the maturity of the Credit Facility in November 2019 and the OID loans in July 2022 were a concern for future investors. As such it became imperative that the Company extend the maturity dates of its loans. In November 2018, the Company and SALP modified the Credit Facility and loan agreements to extend their maturity to September 2024, subject to compliance with applicable covenants and servicing obligations. It also implemented an ATM equity distribution agreement to provide short-term operating funds however these are not sufficient facilities to finance long term goals, resulting in a financial position that needs to be rapidly improved. At December 31, 2018, the Company’s working capital is a surplus of $5.5 million.

In February and in March 2019, SALP agreed to extend an aggregate principal amount of up to US$15 million under the loan facility entered into with SALP in November 2017, structured by way of a US$10 million first tranche and a US$5 million second tranche, which the Company drew on February 22 and March 22, 2019, respectively. On April 23, 2019, the Company completed a debt restructuring with its principal lender SALP whereby almost all of its long-term debt was converted into common shares of the Company, and common shares were issued following two private placements for gross proceeds of $75.0 million. In June the Rights Offering to shareholders generating gross proceeds of $39.4 million.

Looking ahead, there are several transactions that may generate additional cash inflows that will support the ongoing operation expenditures such as:

•

the Company is in ongoing discussions with potential licensees of its drug pipeline. Any such discussions may lead to the conclusion of a licensing transaction which could generate a combination of licensing, milestone and royalty revenues;

•	The monetization of non-core assets; and

•

The Company is currently planning and taking steps to prepare itself for a NASDAQ listing that would be completed within the earliest timeline possible. Assuming favorable market conditions, financing from this exchange could occur.

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Despite the Company’s efforts to obtain the necessary funding, there can be no assurance of its access to further financing. Therefore, the use of the going concern assumption, on which the annual audited consolidated financial statements as at December 31, 2018 are prepared, may not be appropriate as Prometic’s main activities continue to be in the R&D stage and during the 12 months ended December 31, 2018, the Company incurred a net loss of $237.9 million and used $82.5 million in cash for its operating activities, while at December 31, 2018, the current assets net of current liabilities is a surplus of $5.5 million. These circumstances indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern without a significant restructuring and/or financing. The annual audited consolidated financial statements for the quarter and twelve months ended December 31, 2018 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Financial obligations

The timing and expected contractual outflows required to settle the financial obligations of the Company recognized in the consolidated statement of financial position at December 31, 2018 are presented in the table below:

		Contractual Cash flows
At December 31, 2018	Carrying amount	Payable within 1 year	2 - 3 years	Later than 4 years	Total
Accounts payable and accrued liabilities 1)	$26,011	$26,011	$—	$—	$26,011
Long-term portion of royalty payment obligations	3,009	—	3,469	354	3,823
Long-term license acquisition payment obligation	1,363	—	1,363	—	1,363
Long-term portion of other employee benefit liabilities	993	—	993	—	993
Long-term debt 2)	125,804	12,588	18,776	268,261	299,625

	$157,180	$38,599	$24,601	$268,615	$331,815

1)	Excluding $5.8 million for current portion of operating and finance lease inducement and obligations.
2)

Under the terms of the OID loans and the non-revolving line of credit, the holder of Warrants #2, 8 and 9 may decide to cancel a portion of the face values of these loans as payment upon the exercise of these warrants. The maximum repayment due on these loans has been included in the above table.

In addition to the above, the Company must make the following payments under finance lease agreements that became effective during the year ended December 31, 2018:

	Within 1 year	2 - 5 years	Total
Future minimum lease payments	$415	$485	$900

Details of subsequent events that have impacted the financial obligations of the Company are provided in the “Events subsequent to year end 2018” section of this MD&A.

Commitments

CMO Lease

In May 2015, the Company signed a long-term manufacturing contract with a third party which provides the Company with additional manufacturing capacity (“the CMO contract”). The payments under the CMO contract cover the use of the production facility, a specified number of direct and indirect labour hours and the related overhead expense during a minimum of 20 weeks per year, until 2030. The term of the agreement will be automatically extended after the initial term for successive terms of five years, unless a notification of termination is produced by one of the parties. The annual minimum payments under the agreement are subject to escalation annually calculated as the greatest of 3% or the Industrial Product Price / Pharmaceutical and Medicine Manufacturing index under the North American Industry Classification System. The annual payments are also subject to an adjustment calculated as 50% of the exchange rate between the U.S. dollar and the Canadian dollar at December 31st of each year.

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The following table represent the future minimum operating lease payment as of December 31, 2018:

	Within 1 year	2 - 5 years	Later than 5 years	Total
Future minimum operating lease payment	$3,572	$15,393	$28,271	$47,236

The above payments include non-lease elements pertaining to the arrangement as it was impracticable to separate the operating expenses from the lease payment.

Other Leases

The Company has total commitments in the amount of $27.7 million under various operating leases for the rental of offices, production plant, laboratory space and office equipment. The payments for the coming years and thereafter are as follows:

2019	$4,043
2020	4,162
2021	3,710
2022	3,626
2023 and thereafter	12,200

$27,741

Royalties

SALP, the long-term debt holder, a company who has significant influence over the Company, has a right to receive a 2% royalty on future revenues relating to patents existing as of the date of the agreement of PBI-1402 and analogues, including PBI-4050. The obligation under this royalty agreement is secured by all the assets of the Company until the expiry of the last patent anticipated in 2033.

In the normal course of business, the Company enters into license agreements for the market launching or commercialization of products. Under these licenses, including the ones mentioned above, the Company has committed to pay royalties ranging generally between 0.5% and 15.0% of net sales from products it commercializes and 3% of license revenues in regards to certain small-molecule therapeutics.

Other commitments

In connection with the CMO contract, the Company has committed to a minimum spending between $7.0 million and $9.0 million each year from 2019 to 2030 (the end of the initial term). As of December 31, 2018, the remaining payment commitment under the CMO contract was $97.7 million or $50.5 million after deduction of the minimum lease payments under the CMO contract disclosed above.

The Company has entered into multiple plasma purchase agreements whereby it has committed to purchase varying volumes of plasma until December 31, 2022. As at December 31, 2018, total commitment are as follows:

2019	$8,853
2020	20,281
2021	30,422
2022	5,152
2023 and thereafter	—

$64,708

In February 2019, the Company renegotiated the purchase commitment with one of its suppliers reducing the commitment for 2019, 2020 and 2021 by $5.0 million, $10.1 million and $15.1 million, respectively. Any plasma purchased under these agreements, if in excess of short-term requirements, would be available for sale on the spot market.

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SELECTED ANNUAL INFORMATION

The following table presents selected audited annual information for the years ended December 31, 2018, 2017 and 2016.

	2018	2017	2016
Revenues	$47,374	$39,115	$16,392
Net loss attributable to owners of the parent	(195,366)	(109,731)	(100,807)
Net loss per share attributable to owners of the parent (basic and diluted)	(235.95)	(137.85)	(141.91)
Total assets	102,892	283,873	265,294
Total long-term financial liabilities	$126,965	$86,735	$45,106

The mix and the amounts generated from the four main sources of revenues of the Company, namely revenues from the sale of goods, milestone and licensing revenues, revenues from the rendering of services and rental revenue has shown a lot of variability over the last three years. Revenues from the sales of goods increased by $3.6 million in 2017 compared to 2016 whereas they have increased by $29.1 million during 2018. The important increase in sales of goods in 2018 was mainly due to the sale of excess inventories of normal sources plasma, which are not anticipated to reoccur. Milestone and licensing revenues were $19.7 million in 2017. There were no milestone and licensing revenues earned in 2016 or 2018. Revenues from the rendering of services revenues decreased from $3.4 million in 2016 to $1.9 million in 2017 and then decreased to $1.3 million in 2018. Finally, the Company earned incidental rental revenues in all three years.

The net loss attributable to the owners of the parent increased significantly by $85.6 million from 2017 to 2018 due to the impact of two key events: 1) the recording of impairment losses totalling $150.0 million which were partially offset by 2) the recognition of a gain on extinguishments of liabilities of $33.6 million following the modifications to the Credit Facility and OID loans in November 2018. R&D expenses declined by $8.7 million or 8% from the previous year while financing cost increased by $14.1 million.

The net loss attributable to the owners of the parent increased by $8.9 million from 2016 to 2017 mainly due to the increase in the R&D expenses by $12.8 million reflecting an increase in the number of employees involved in the clinical trials, regulatory processes and other research activities. The milestone and licensing revenues recorded during the year ended December 31, 2017 were written-off entirely effectively negating the contribution of those revenues.

The net loss per share on a basic and diluted basis reflects the changes in the net loss attributable to the owner of the parent but also the increasing number of common shares outstanding from year to year. In 2017 and 2016 basic and diluted net loss per share remained at similar level despite the increase in net loss since because of the important increase in the weighted average number of outstanding shares which went from 598 million in 2016 to 684 million in 2017. In 2018 basic and diluted net loss per share increased significantly in line with the net loss attributable to owners of the parent.

Total assets increased by $18.6 million from $265.3 million at December 31, 2016 to $283.9 million at December 31, 2017 mainly due to the build-up of inventory in preparation of the commercial launch of plasminogen. Total assets decreased to $103.0 million at December 31, 2018 mainly due to the impairment losses recognized on intangible assets, namely the NantPro license, the reduction in inventories and cash.

Long-term financial liabilities increased by $41.6 million between 2016 and 2017 mainly due to the increase in debt reflecting the drawdown on the Credit Facility and the increase in the carrying value of the long-term debt by $18.4 million following issuance of the third OID loan in April 2017 pursuant to a financing transaction with SALP. From 2017 to 2018 long-term financial liabilities increased by $40.2 million mainly due to the increase in debt of $71.7 million from the drawdowns on the Credit Facility. This increase was partially offset by the impact of the debt repayment terms modification which reduced the long-term debt by $47.4 million.

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SUMMARY OF QUARTERLY RESULTS

The following table presents selected quarterly financial information for the last eight quarters:

		Net loss attributable to the owners of the parent
Quarter ended	Revenues	Total	Per share basic & diluted
December 31, 2018	$10,597	$(102,953)	$(124.04)
September 30, 2018	12,330	(28,472)	(34.30)
June 30, 2018	20,155	(32,270)	(38.97)
March 31, 2018	4,292	(31,671)	(38.44)
December 31, 2017	6,596	(38,279)	(46.57)
September 30, 2017	24,034	(15,542)	(19.05)
June 30, 2017	3,619	(29,513)	(37.80)
March 31, 2017	4,866	(26,397)	(34.55)

Revenues from period to period may vary significantly as these are affected by the timing and shipment of orders for goods as well as the timing of the delivery of research services under agreements. Revenues are also impacted by the timing of signing licensing agreements, the achievement of milestones established in these agreements and how these revenues are recognized for accounting purposes. The timing of the revenue and expense recognition can cause significant variability in the results from quarter to quarter.

Revenues were $4.9 million during the quarter ended March 31, 2017, which represents an increase of $0.8 million compared to the previous quarter ended December 31, 2016. R&D and administration, selling and marketing expense were at $24.4 million and $6.9 million, respectively, both decreasing compared to the fourth quarter of 2016. The decline in R&D expense were mainly due to lower clinical trial expenses and a reduction in the cost of manufacturing therapeutics used for R&D activities as our Plasma-derived therapeutics segment started manufacturing plasminogen for commercial purposes, and these costs were capitalized in inventories.

Revenues were $3.6 million during the quarter ended June 30, 2017 as a result of lower sales of affinity resins. R&D was stable at $24.5 million and administration, selling and marketing expenses at $8.1 million was higher by $1.1 million.

Revenues were $24.0 million during the quarter ended September 30, 2017 mainly driven by licensing and milestone revenues following the signing of a small molecule licensing agreement which resulted in $19.7 million of revenue for the Company. R&D and administration, selling and marketing expense were $23.2 million and $7.7 million respectively, remaining at similar levels to the prior quarter. A non-cash loss on extinguishments of liabilities of $4.2 million was recorded as the holder of the long-term debt decided to reduce the face value of the loan in consideration of the shares they received pursuant to a private placement that occurred in July 2017.

Revenues during the quarter ended December 31, 2017 were $6.6 million, of which the majority was driven by product sales and service revenues from the Bioseparations segment. Research and development and administration, selling and marketing expense were $28.2 million and $8.8 million respectively. The increase in R&D costs of $5.0 million compared to the previous quarter is mainly due to higher expense relating to cost of therapeutics to be used in clinical trials, an increase in the external cost incurred in running the trials and higher salary and benefit expenses. Administration, selling and marketing expenses were slightly higher by $1.1 million principally due to higher salary and benefit expenses. During the quarter, the Company recognized a bad debt expense of $20.5 million, effectively offsetting the milestone and licensing revenues earned during the previous quarter.

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Revenues were $4.3 million during the quarter ended March 31, 2018 of which $3.8 million came from product sales. Cost of sales and other production expenses were high reflecting lower margins on the products sold during the period and an inventory write-off on a portion of the plasma held in inventory to net realisable value in advance of a sales transaction to take place during the next quarter but for which the selling price had been settled in advance. R&D expenses at $22.4 million were lower by $5.8 million and administration, selling and marketing expenses also declined by $1.1 million compared to the previous quarter. Financing cost increased to $4.2 million reflecting the higher debt level and the higher borrowing cost of the Credit Facility.

Revenues during the quarter ended June 30, 2018 were $20.2 million, of which the majority was driven by a $14.0 million sale of plasma. Sales of product from the Bioseparations segment made up most of the remaining revenues reflecting strong sales for that segment. Cost of sales and other production expenses were $16.4 million reflecting the sale of plasma. R&D expenses at $24.0 million increased slightly over the previous quarter while administration, selling and marketing expense decreased slightly to $6.9 million. Financing cost increased to $6.3 million reflecting the continuous increase in the debt level and the higher borrowing cost of the Credit Facility.

Revenues during the quarter ended September 30, 2018 were $12.3 million, which were equally driven by sales from Plasma-derived therapeutics and Bioseparations segments. Sales from the Plasma-derived segment included normal source plasma in the amount of $5.7 million. Cost of sales and other production expenses were $9.2 million. R&D expenses at $24.1 million were similar to the previous quarter while administration, selling and marketing expenses decreased slightly to $6.2 million. Financing cost at $5.9 million, continued to increase reflecting the higher debt level as the Company continued to draw on the Credit Facility.

Revenues during the quarter ended December 31, 2018 were $10.6 million, which was driven by strong sales from the Bioseparations segment and another sale of normal source plasma of $3.1 million in Plasma-derived therapeutics segment. Cost of sales and other production expenses were $7.6 million. R&D expenses decreased slightly to $21.1 million while administration, selling and marketing expenses increased to $8.8 million, impacted by severance expenses. Financing cost increased to $6.6 million reflecting the higher debt level and the higher borrowing cost of the Credit Facility. During the quarter, a gain on extinguishment of liabilities of $34.9 million was recorded as a result of the modifications to the Company’s long-term debt. Impairments, mainly pertaining to IVIG assets totalling $150.0 million were recognized following changes to the strategic plans which will delay the commercialisation of IVIG significantly.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. At November 6, 2019, 23,313,164 common shares, 2,116,516 options to purchase common shares, 17,817 restricted share units and 173,012 warrants to purchase common shares were issued and outstanding.

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TRANSACTIONS BETWEEN RELATED PARTIES

The former CEO had a share purchase loan outstanding in the amount of $400,000 at December 31, 2018 and 2017. The loan bears interest at prime plus 1% and had a maturity date of the earlier of (i) March 31, 2019 or (ii) 30 days preceding a targeted NASDAQ or NYSE listing date of Prometic’s shares. During the year ended December 31, 2018, the Company earned interest revenues in the amount of $19,000 and at December 31, 2018, the unpaid interest was $31,000.

Details pertaining to subsequent events relating to the share purchase loan outstanding to the former CEO are provided in the “Events subsequent to year end 2018” section of this MD&A.

SIGNIFICANT JUDGMENTS AND CRITICAL ACCOUNTING ESTIMATES

Significant judgments

Accounting for loan modifications – When the terms of a loan are modified, management must evaluate whether the terms of the loan are substantially different in order to determine the accounting treatment. If they are considered to be substantially different, the modification will be accounted for as a derecognition of the carrying value of the pre-modified loan and the recognition of a new loan at its fair value. Otherwise, the changes will be treated as a modification which will result in adjusting the carrying amount to the present value of the modified cash flows using the original effective interest rate of the loan instrument. In assessing whether the terms of a loan are substantially different, Management performs an analysis of the changes in the cash flows under the previous agreement and the new agreement and also considers other modifications that have no cash flow impacts. In the context of the simultaneous modification to the terms of several loans with the same lender, Management uses judgment to determine if the cash flow analysis should be performed on the loans in aggregate or individually. Judgment is also used to evaluate the relative importance of additional rights given to the lender such as additional Board of Director seats and the extension of the term of the security compared to the quantitative analysis.

Revenue recognition – The Company does at times enter into revenue agreements which provide, among other payments, up-front and milestone payments in exchange for licenses and other access to intellectual property. It may also enter into several agreements simultaneously that are different in nature such as license agreements, R&D services, supply and manufacturing agreements. In applying the IFRS 15 revenue recognition model, management may be required to apply, depending on the contracts, significant judgment including the identification of performance obligations.

Determining whether performance obligations are distinct involves evaluating whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer. Once the distinct performance obligations are identified, management must then determine if each performance obligation is satisfied at a point in time or over time. For license agreements, this requires management to assess the level of advancement of the intellectual property being licensed.

Functional currency – The functional currency of foreign subsidiaries is reviewed on an ongoing basis to assess if changes in the underlying transactions, events and conditions have resulted in a change. During the years ended December 31, 2018 and 2017 no changes were deemed necessary. This assessment is also performed for new subsidiaries. When assessing the functional currency of a foreign subsidiary, management’s judgment is applied in order to determine, amongst other things, the primary economic environment in which an entity operates, the currency in which the activities are funded and the degree of autonomy of the foreign subsidiary from the reporting entity in its operations and financially. Judgment is also applied in determining whether the inter-company loans denominated in foreign currencies form part of the parent Company’s net investment in the foreign subsidiary. Considering such loans as part of the net investment in the foreign subsidiary results in foreign currency translation gains or losses from the translation of these loans being recorded in other comprehensive loss instead of the statement of operations.

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Going concern – In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. Management has considered a wide range of factors relating to expected cash inflows such as product sales, whether the Company will obtain regulatory approval for commercialization of therapeutics, licensing and milestone revenues and potential sources of debt and equity financing including the exercise of in-the-money warrants and options. Management has also estimated expected cash outflows such as operating and capital expenditures and debt repayment schedules, including the ability to delay uncommitted expenditures. These cash flow estimates are subject to uncertainty.

Estimates and assumptions

Assessing the recoverable amount of long-lived assets – In determining the value in use and the fair value less cost to sell for the IVIG CGU, which includes the NantPro license, an intangible asset not yet available for use that must be tested for impairment annually or when indicators of impairment arise. Management must make estimates and assumptions regarding the estimated future cash flows and their timing including the amount and timing of the capital expenditure investments necessary to increase manufacturing capacities and to bring the facilities to Good Manufacturing Practices (“GMP”) standards, when production capacities will come on-line, production costs, market penetration and selling prices for the Company’s therapeutics and, the date of approval of the therapeutic for commercial sale. The future cash flows are estimated using a five-year projection of cash flows before taxes which are based on the most recent budgets and forecasts available to the Company. If the projections include revenues in the fifth year, then this year is extrapolated, using an expected annual growth rate. The estimated cash flows are then discounted to their net present value using a pre-tax discount rate that includes a risk premium specific to the line of business. During the year ended December 31, 2018, the Company recorded several impairments and the details are provided in note 24 Impairment losses of the consolidated financial statements for the year ended December 31, 2018.

Expense recognition of restricted share units – The RSU expense recognized, for which performance conditions have not yet been met, is based on an estimation of the probability of successful achievement of a number of performance conditions, many of which depend on research, regulatory process and business development outcomes which are difficult to predict, as well as the timing of their achievement. The final expense is only determinable when the outcome is known.

Fair value of financial instruments – The individual fair values attributed to the different components of a financing transaction, are determined using valuation techniques. Management uses judgment to select the methods used to determine certain inputs/assumptions used in the models and the models used to perform the fair value calculations in order to determine 1) the values attributed to each component of a transaction at the time of their issuance, 2) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis and 3) for disclosing the fair value of financial instruments subsequently carried at amortized cost. When the determination of the fair value of a new loan is required, discounted cash flow techniques, which include, inputs that are not based on observable market data and inputs that are derived from observable market data are used. When determining the appropriate discount rates to use, Management seeks comparable interest rates where available. If unavailable, it uses those considered appropriate for the risk profile of a Company in the industry.

The fair value estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

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Valuation of deferred income tax assets – To determine the extent to which deferred income tax assets can be recognized, management estimates the amount of probable future taxable profits that will be available against which deductible temporary differences and unused tax losses can be utilized. Management exercises judgment to determine the extent to which realization of future taxable benefits is probable, considering the history of taxable profits, budgets and forecasts and availability of tax strategies.

CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

The accounting policies used in the consolidated financial statements are consistent with those applied by the Company in its December 31, 2017 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Company and were adopted by the Company as of January 1, 2018 as described below.

IFRS 9, Financial Instruments – Recognition and Measurement

IFRS 9 replaces the provisions of IAS 39, Financial Instruments – Recognition and Measurement, and provides guidance on the recognition, classification and measurement of financial assets and financial liabilities, the derecognition of financial instruments, impairment of financial assets and hedge accounting.

The Company adopted IFRS 9 as of January 1, 2018 and the new standard has been applied retrospectively in accordance with the transitional provisions of IFRS 9. The following table presents the carrying amount of financial assets held by Prometic at December 31, 2017 and their measurement category under IAS 39 and the new model under IFRS 9.

	IAS 39		IFRS 9
	Measurement category	Carrying amount	Measurement category	Carrying amount
Cash	FVPL	$23,166	Amortized cost	$23,166
Trade receivables	Amortized cost	1,796	Amortized cost	1,796
Other receivables	Amortized cost	397	Amortized cost	397
Restricted cash	FVPL	226	Amortized cost	226
Long-term receivables	Amortized cost	1,856	Amortized cost	1,856
Equity Investments	Cost	1,228	FVPL	1,228
Convertible debt	Cost	87	FVPL	87

There has been no impact caused by the new classification of financial assets under IFRS 9. The classification of all financial liabilities at amortized cost remains unchanged as well as their measurement resulting from their classification.

Under IFRS 9, modifications to financial assets and financial liabilities, shall be accounted for by recalculating the present value of the modified contractual cashflows at the original effective interest rate and the adjustment shall be recognized as a gain or loss in profit or loss. Under IAS 39, the impact of modifications was recognized prospectively over the remaining term of the debt.

The adoption of the accounting for modifications under the new standard has resulted in the restatement of the opening deficit and the long-term debt at January 1, 2018 as follows:

Deficit	$110
Long-term debt	(110)

IFRS 15, Revenue from contracts with customers

IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue and related interpretations and represents a new single model for recognition of revenue from contracts with customers. The model features a five-step analysis of transactions to determine the nature of an entity’s obligation to perform and whether, how much, and when revenue is recognized.

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The Company adopted IFRS 15 as of January 1, 2018 and the new standard has been applied retrospectively using the modified retrospective approach, where prior periods are not restated and the cumulative effect of initially applying this standard is recognised in the opening deficit balance on January 1, 2018. The Company has also availed itself of the following practical expedients:

•	the standard was applied retrospectively only to contracts that were not completed on January 1, 2018; and

•

for contracts that were modified before January 1, 2018, the Company analysed the effects of all modifications when identifying whether performance obligations were satisfied, determining the transaction price and allocating the transaction price to the satisfied or unsatisfied performance obligations.

There has been no impact of the adoption of IFRS 15 as at January 1, 2018 and for the year end December 31, 2018.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Company adopted IFRIC 22 retrospectively on January 1, 2018. The adoption of the standard did not have a significant impact on the financial statements.

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The IFRS accounting standards and interpretations that the Company reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Company when applied at a future date are presented below. The Company intends to adopt these standards when they become effective.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is less than 12 months or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained. Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. The Company has elected the option to measure the right-of-use assets at an amount equal to the lease liability at the date of the transition, adjusted for any prepaid and liability existing at the date of transition. The table below shows which line items of the consolidated financial statements were affected by the adoption of IFRS 16 and the impact. There was no net impact on the deficit.

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	As reported as at December 31, 2018	Adjustments for the transition to IFRS 16	Balance as at January 1, 2019
Assets
Prepaids	$1,452	$(84)	$1,368
Capital assets	41,113	(1,043)	40,070
Right-of-use assets	—	39,149	39,149
Liabilities
Accounts payable and accrued liabilities	$31,855	$(2,499)	$29,356
Current portion of lease liabilities	—	8,575	8,575
Long-term portion of lease liabilities	—	34,126	34,126
Long-term portion of operating and finance lease inducements and obligations	1,850	(1,850)	—
Other long-term liabilities	5,695	(330)	5,365

FINANCIAL INSTRUMENTS

Use of financial instruments

The financial instruments that are used by the Company result from its operating and investing activities, namely in the form of accounts receivables and payables, and from its financing activities, usually in the issuance of long-term debt. The Company does not use financial instruments for speculative purposes and has not issued or acquired derivative financial instruments for hedging purposes. The following table presents the carrying amounts of the Company’s financial instruments at December 31, 2018 and 2017.

	2018	2017
Financial assets
Cash	$7,389	$23,166
Trade receivable	7,371	2,193
Restricted cash	245	226
Long-term receivables	142	1,856
Equity investments in scope of IFRS 9	24	1,228
Convertible debt	—	87
Financial liabilities
Trade payable	21,097	19,333
Wages and benefits payable	1,975	6,839
Settlement fee payable	102	190
Royalty payment obligations	3,077	2,963
License acquisition payment obligation	2,726	—
Advance on revenues from a supply agreement	—	1,901
Warrant liability	157	—
Long-term debt	125,804	87,020

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the years ended December 31, 2017 and 2018 include income, expense, gains and losses relating to financial instruments:

•	Bad debt expense;

•	finance costs;

•	foreign exchange gains and losses;

•	loss (gain) on extinguishments of liabilities;

•	fair value variation of warrant liability; and

•	change in fair value of financial assets measured at FVPL.

Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

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i) Credit risk:

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, investments, receivables and share purchase loan to a former officer. The carrying amount of the financial assets represents the maximum credit exposure.

The Company mitigates credit risk through its reviews of new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. The Company evaluates at each reporting period, the lifetime expected credit losses of its accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

In 2017, the Company recorded bad debt expense of $20.5 million in regard to the JRP license agreement during the fourth quarter and the year ended December 31, 2017.

ii) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. The Company’s current liquidity situation is discussed in the liquidity and contractual obligation section of this MD&A.

iii) Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

a) Interest risk:

The majority of the Company’s debt is at a fixed rate, therefore there is limited exposure to changes in interest payments as a result of interest rate risk.

b) Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in the United States, Isle of Man and the United Kingdom and a portion of its expenses incurred are in U.S. dollars and in GBP. The majority of the Company’s revenues are in U.S. dollars and in GBP which serve to mitigate a portion of the foreign exchange risk relating to the expenditures. Financial instruments potentially exposing the Company to foreign exchange risk consist principally of cash, short-term investments, receivables, trade and other payables, advance on revenues from a supply agreement and the amounts drawn on the Credit Facility. The Company manages foreign exchange risk by holding foreign currencies to support forecasted cash outflows in foreign currencies.

RISK FACTORS

For a detailed discussion of risk factors which could impact the Company’s results of operations and financial position, other than those risks pertaining to the financial instruments, please refer to the Company’s Annual Information Form filed on www.sedar.com

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in its reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

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The Company’s CEO and CFO have evaluated, or caused the evaluation of, under their supervision, the design and operating effectiveness of the Company’s disclosure controls and procedures. Based upon the evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2018.

Internal control over Financial Reporting

Internal controls over financial reporting (ICFR) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitation, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The Company’s CEO and CFO are responsible for establishing and maintaining adequate ICFR. They have evaluated, or caused the evaluation of, under their supervision, the design and operating effectiveness of the Company’s ICFR as of December 31, 2018 based on the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the CEO and CFO concluded that the Company’s ICFR were effective as of December 31, 2018.

Change in Internal Controls over Financial Reporting

In accordance with the National Instrument 52-109, the Company has filed certificates signed by the CEO and CFO that, among other things, report on the design of disclosure controls and procedures and the design of ICFR as at December 31, 2018.

There have been no changes in the Company’s ICFR that occurred during the quarter ended December 31, 2018 that have materially affected or are reasonably likely to materially affect its ICFR.

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